UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 11, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X         Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
ANGLOGOLD ASHANTI 2011 INTEGRATED REPORT FOR THE
YEAR ENDED DECEMBER 31, 2011

PURE GOLD

To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold and we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.
Safety is our first value.
We place people first and correspondingly put the highest
priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to
ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... to care.
We treat each other with dignity
and respect.
We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving
their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and
others, and we deal ethically with all of our business and
social partners.
We value diversity.
We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit
from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.
We are accountable for our actions
and undertake to deliver on our
commitments.
We are focused on delivering results and we do what we say
we will do. We accept responsibility and hold ourselves
accountable for our work, our behaviour, our ethics and our
actions. We aim to deliver high performance outcomes and
undertake to deliver on our commitments to our colleagues,
business and social partners, and our investors.
The communities and societies in
which we operate will be better off for
AngloGold Ashanti having been there.
We uphold and promote fundamental human rights where we
do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in
which we operate. We aim to leave host communities with a
sustainable future.
We respect the environment.
We are committed to continually improving our processes in
order to prevent pollution, minimise waste, increase our
carbon efficiency and make efficient use of natural resources.
We will develop innovative solutions to mitigate environmental and climate risks.
TO BE THE LEADING MINING COMPANY

P

AngloGold Ashanti Annual Integrated Report 2011
Contents
Our approach to reporting
P2
Key features of the year
P4
Letter from the chairman
P8
Our business
P10
Our products and our markets
P12
Our stakeholders
P14
Risk review
P15
Our strategy
P18
People are the business
P20
Maximise margins
P22
Manage the business as an asset portfolio
P24
Grow the business
P26
Embrace sustainability principles
P28
Letter from the chief executive officer
P29
Five-year targets and scorecard
P34
Operations at a glance
P36
Review of operations and projects
P40
Review of exploration and development
P56
Mineral Resource and Ore Reserve summary
P62
Letter from the chief financial officer
P64
Five-year summaries
P66
Looking forward: One-year forecast
P68
Planning for closure
P70
Board and executive management
and company secretary
P72
Summarised corporate governance
and remuneration report
P76
Approvals and assurances
P78
Shareholder diary and information
P79
Administration
IBC
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
and compliance
Forward-looking statements
Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on shareholders’ equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of
AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditure, and the outcome and consequence of any potential or pending litigation or regulatory proceedings, are forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, amongst other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such risk factors, refer to the section titled “Risk management and risk factors” in the Annual
Financial Statements. Readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of these Annual Financial Statements or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

P

Our approach to reporting
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
This is AngloGold Ashanti’s Annual Integrated Report for 2011,
which is our primary means of communicating with our
stakeholders. It sets out the group’s strategy, governance,
performance and prospects, in the context of our operations
and the markets for our products, and recognises the
importance and concerns of our stakeholders. It is augmented by, and forms part of, a suite of reports that make up our
Annual Reports for 2011. Through these reports we demonstrate the fundamental link between the risks and opportunities that face the business in the short, medium and long term, and
how our strategy has developed to ensure that AngloGold
Ashanti creates and sustains value for all stakeholders.
As we move towards an online platform for our reporting –
see www.aga-reports.com – we understand that some
stakeholders may still prefer copies of our reports either
posted or e-mailed to them, and we encourage you to contact
companysecretary@anglogoldashanti.com in this regard.
AN INTEGRATED
AngloGold Ashanti’s annual reports
available at www.aga-reports.com
ANNUAL
INTEGRATED
REPORT
2011
PURE GOLD
ANNUAL
FINANCIAL
STATEMENTS
2011
PURE GOLD
SUSTAINABLE GOLD
SUSTAINABILITY
REPORT
2011
PURE GOLD
MINERAL
RESOURCE
AND ORE
RESERVE
REPORT
2011
NOTICE OF
ANNUAL GENERAL
MEETING
2011
PURE GOLD

P

AngloGold Ashanti Annual Integrated Report 2011
Our approach to reporting
The suite of Annual Reports 2011 comprises the following:
•
Our Annual Integrated Report which has been produced in
line with the recommendations of the South African King
Code on Corporate Governance, 2009 (King III) and the
Listings Requirements of the Johannesburg Stock
Exchange (JSE). We have taken cognisance of local and
international recommendations on integrated reporting in
developing its contents, and the style of reporting.
Stakeholders seeking more detailed and specific information
are referred to the reports listed below.
•
Our Annual Financial Statements which presents a
comprehensive review of the year, and has been prepared
in accordance with: the International Financial Reporting
Standards (IFRS); the South African Companies Act, 71 of
2008; and the Listings Requirements of the JSE. This
report is submitted to the JSE in South Africa, as well as
the London, New York, Ghana and Australian stock
exchanges on which AngloGold Ashanti is listed. In
compliance with the rules governing its listing on the New
York Stock Exchange and in accordance with the
accounting principles generally accepted in the United
States, AngloGold Ashanti prepares an annual report on
Form 20-F which is filed each year.
•
Our Sustainability Report which provides insight into our
approach to sustainability. This report focuses on those
sustainability issues that have been determined to be most
important to us, and to our stakeholders. We continue to
support the Global Reporting Initiative (GRI) and report in
accordance with GRI’s 3.0 guidelines, in addition to the
Mining and Metals Sector Supplement, the Sustainable
Development Framework of the International Council on
Metals and Mining (ICMM), and the principles of the United
Nations Global Compact (UNGC).
•
Our Mineral Resource and Ore Reserve Report which
records our Mineral Resource and Ore Reserve in
accordance with the South African Code for Reporting of
Exploration Results, Mineral Resource and Mineral Reserve
(The SAMREC Code, 2007 edition), and the Australasian
Code for Reporting of Exploration Results, Mineral
Resources and Ore Reserves (The JORC Code, 2004
edition). This report has been prepared, reviewed and
confirmed by the Competent Persons as defined in terms of
these codes.
The suite of 2011 Annual Reports will be furnished to the
United States Securities and Exchange Commission (SEC) on
a Form 6-K.
Our reports cover all operations and entities in which the group has a controlling, significant interest and which are under our management, or in whose management we have significant
influence. Information relating to joint ventures and other
interests is provided for context. Production is expressed on an attributable basis. The average number of employees are
reported for AngloGold Ashanti subsidiaries and joint ventures.
There were no restatements during the year.
Unless otherwise stated, $ or dollar refers to US dollars
throughout this suite of reports. Locations on maps are for
indication purposes only. Group and company, and balance
sheet and statement of financial position, are used
interchangeably. For terminology used refer to the glossary of terms at
www.aga-reports.com.
www
FS
SR
RR
www
Annual Financial Statements 2011
Sustainability Report 2011
Mineral Resource and Ore Reserve Report 2011
Online Report at www.aga-reports.com
For further information, see references to our suite of reports.
www.aga-reports.com

Key features of the year
IMPROVEMENTS DELIVER
AND
OPTIMISE
Highlights of 2011
4.33
Moz
gold produced
$6.6
bn
gold sales*
61,242
employees and
contractors
07
08
09
Group – fatalities
*
10
11
34
14
15
15
15
07
08
09
Group – AIFR
*
(per million hours worked)
10
11
20.95
16.66
12.88
11.50
9.76
Safety performance
P
4
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
* Excludes joint ventures
* Excludes joint ventures not managed by the group

Financial highlights of 2011
Financial performance
08
07
09
EBITDA
*
($m)
10
11
1,131
1,663
1,897
3,014
1,224
*
Excludes hedge buy-back costs
07
08
09
(Loss) profit attributable to
equity shareholders
($m)
10
11
(668)
(1,195) (320)
76
1,552
07
08
09
Cash flows from operating
activities
*
($m)
10
11
866
*
Excludes hedge buy-back costs
584
1,299
1,669
2,655
Net debt
($m)
07
08
09
10
11
1,318
1,283
868
1,288
610
07
08
09
Dividends per ordinary share
(US cents)
10
11
19
11
17
20
49
P
5
AngloGold Ashanti Annual Integrated Report 2011
Key features of the year
07
08
09
Adjusted headline earnings (loss)
per ordinary share
(US cents)
10
11
99
(283) (14) (473)
336
$1.6
bn
profit attributable
to equity
shareholders
336
US cents
adjusted headline
earnings per share
49
US cents
dividends per
share

P

Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
Key features of the year
continued
Average number of employees
*
07
08
09
10
11
61,522
63,364
61,242
*
Includes contractors
62,046
62,895
Investment
Employment
Maximise margins
07
08
09
Total cash costs
($/oz)
10
11
357
444
514
638
728
07
08
09
Capital expenditure
*
($m)
10
11
1,059
1,201
1,027
1,015
1,527
Operational highlights of 2011
$728
/oz
total cash costs
$1.5
bn
capital expenditure*
Gold production
(000oz)
07
08
09
10
11
5,477
4,982
4,599
4,515
4,331
20
operations in
10 countries
$1.5
bn
employee benefits
* Includes joint ventures

P

AngloGold Ashanti Annual Integrated Report 2011
Key features of the year
Community highlights
Environmental performace
$1.2 bn
payments to governments*
$21 m
in community investment
07
08
09
Payments to governments
*
($m)
10
11
711
535
644
844
1,220
*
Includes direct and indirect taxes, royalties and dividends paid to governments
07
08
09
Community investment
($m)
10
11
8 8
11
16
21
Greenhouse gas efficiency
(tCO
2
e/oz)
0.77
0.85
0.96
1.00
0.99
07
08
09
10
11
07
08
09
10
11
Water efficiency
(kL/oz)
9.47
10.02
11.11 11.34
12.43
Energy efficiency
(GJ/oz)
5.1
5.5
6.0
6.4
6.7
07
08
09
10
11
100% of
operations certified to
ISO 14001 environmental
management standard

Letter from the chairman
P

Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
In my first chairman’s statement to you this time last year,
I indicated that the two key issues for me on taking up this position were employee safety and the elimination of the
hedge book.
Safety
Our safety performance still leaves much room for
improvement. I extend my personal, and the company’s,
condolences to the families, friends and colleagues of our
15 employees who lost their lives in accidents during 2011.
Even though we are sustaining the approximately 70% step-
change improvement in the incidence of fatal accidents first seen in 2008, we still need to work hard towards further
improvements, and ultimately, an end to mine-related deaths.
We hope the continuing steady improvement in injury rates is a sign that these efforts are having an impact.
A significant issue that has arisen in South Africa relates to the question of enforced safety stoppages by the state regulator.
As a company, we recognise and support the safety
inspectorate’s accountability in respect of mine safety.
We recognise that stoppages enforced where fatalities
and/or serious breaches of safety regulations have occurred
have served an effective purpose in focusing industry attention further on safety issues and reducing the incidence
of accidents.
However, during 2011 the inspectorate began decreeing the
shutdown of entire mines in cases of relatively minor or local infractions, which had a significant impact on production.
A working group comprising the Department of Mineral
Resources, the industry and organised labour has now been
established to look into this matter. It is to be hoped that, in the spirit of partnership, this matter will reach an appropriate conclusion.
Hedge book and gold market
The intensive pursuit of the elimination of the hedge book by management enabled the company to finally achieve that goal
early in my tenure in 2010. The wisdom of that course of
action, which came at no little cost, continues to be vindicated
by the continuing upward trend in the admittedly volatile
gold price.
The gold price did not respond as favourably as some might
have expected to the Eurozone crisis in the closing months of
2011 and into early 2012. That is arguably because many
holders of gold were forced to sell parts of their holdings as their losses in other holdings intensified. Yet the fundamentals supporting a strong gold price remain in place, and could
strengthen as the European crisis plays out, with the
European Central Bank and other central banks forced to
take action.
–
FAIR FISCAL
RETURNS AND
MUTUALLY
BENEFICIAL
RELATIONSHIPS
Tito Mboweni, Chairman

P

AngloGold Ashanti Annual Integrated Report 2011
Letter from the chairman
Interestingly, particularly for a company like ours with close to
75% of our production in Africa, Europe’s travails are coming into stark contrast with the prospects of the continent that represents our main base. The Economist, as recently as
2005, was warning that “the current wave of Afro-pessimism
in Western capitals may fast run to cynicism”. By 2011, in an article titled “The Lion Kings” (in positive comparison with the
Asian Tigers), The Economist noted that sub-Saharan Africa’s average growth rate had more than doubled to 5.7% in the
past decade compared with the previous one and that,
according to the International Monetary Fund, seven of the
world’s 10 fastest growing economies in the next five years are forecast to be African.
Sustainability
Much of that growth has been triggered by the contributions of the resources sector. However, just as mining has been good
for Africa over the past decade and more, Africa has been
good for mining. In Africa, as in much of the rest of the world
(notably Australia among the other jurisdictions in which we operate) the resources sector faces pressures from states that believe that the relative share of benefits between host societies and shareholders has swung too far in favour of the latter.
This is a most delicate balance that has to be struck between the two sets of interests; interests that are often perceived to be at odds but, more often, are common. Nonetheless, how
governments and the leaders of the industry manage this
discourse is critical to all our futures. Governments and their citizens are entitled to expect not only a fair fiscal return but also a mutually respectful and beneficial relationship between them and the companies. Being a good corporate citizen, as
we seek to be, is a prerequisite for being a successful miner.
Pushed too far, though, raised taxes and royalty rates will
begin to discourage investment and reduce the overall value of the industry to both societies and shareholders. The regulatory environment is becoming increasingly complex and onerous.
Your company is committed to playing its part constructively and wisely in this regard, both through its own offices and through its participation in industry and other business associations.
This is perhaps best illustrated in our country of domicile,
South Africa, where the vocal support by the ruling party’s
youth league for a policy of nationalisation of the mining sector has been a difficult challenge for us. We do not fear that
government would be pushed into pursuing such an unwise
course. The country’s leadership has repeatedly stated as
much. Indeed, government’s New Growth Path policy
document recognises the centrality of the mining sector,
arguing that “government must encourage stronger
investment by the private and public sectors to grow
employment-creating activities rapidly while maintaining and incrementally improving South Africa’s core strengths in
sectors such as capital equipment for construction and
mining …. These industries build on our strong resource base and our advanced skills and capacity”.
However, the nature of the discourse has been unsettling for investors and others, and focused discussion away from the
real challenges the industry and the country face. We hope the work done through the Chamber of Mines, the debates
promoted by ourselves and other partners and the prominent
and well-received interventions by our CEO have helped to
turn the tide.
Operational matters
On the operational side, the critical Project ONE has moved
from the realms of pilot project to a point where it is being rolled out increasingly broadly through the organisation. The implementation of the improved efficiencies and performance
in such areas as production, safety and environmental
management promised by Project ONE rarely happens without
occasional stumbles and setbacks. However, the overall gains clearly illustrate the wisdom and vision of the project.
Our extensive greenfield and brownfield exploration projects, dealt with on pages 50 to 61 of this report, promise to replace exploited ounces and more, at extremely competitive costs bases.
During the year, the board looked at, and it will continue to look at, ways to improve long-term value for shareholders.
Board
Finally, in my chairman’s statement last year I undertook to ensure that the board acted to replace lost expertise and work towards building an even better balance of knowledge,
experience and skill. In this regard, I am pleased to welcome two new board members to our ranks. Nozipho January-
Bardill, with her combination of international diplomatic
experience and executive experience in the private sector has, in the first few months of her tenure, brought to the board fresh ideas and new perspectives in our deliberations. And Rodney
Ruston, whose term began at the beginning of 2012, brings
decades of executive and technical resources sector
experience. The rest of the board and I look forward to our
deliberations with them.
I would like to thank all my fellow board members,
management and staff at AngloGold Ashanti for all their
support in 2011.
Tito Mboweni
Chairman
16 March 2012

P

Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
Our business
A TRULY
COMPANY
Argentina
Cerro Vanguardia
Australia
Sunrise Dam
Brazil
Serra Grande
AGA Mineração
Ghana
Iduapriem
Obuasi
Guinea
Siguiri
Mali
Morila
Sadiola
Yatela
Namibia
Navachab
South Africa
Vaal River
Great Noligwa
Kopanang
Moab Khotsong
Surface operations
West Wits
Mponeng
Savuka
TauTona
Tanzania
Geita
United States
Cripple Creek & Victor
Operations
Major
exploration
projects
Colombia
Gramalote
La Colosa
DRC
Kibali
Mongbwalu
Australia
Tropicana
1
1
2
2
3
3
4
4
5
5
6
6
7
7
8
8
9
9
11
11
12
12
13
13
10
10
Location of operations and major exploration projects
Headquartered in Johannesburg, South Africa AngloGold Ashanti has 20 operations in 10 countries on four continents, as well as several exploration programmes in both the established and new gold producing regions of the world.

P

AngloGold Ashanti is a global mining company, the third
largest gold producer in the world in 2011.
Our mission is to maximise the returns delivered to
stakeholders during the economic life cycle of our operations by producing gold safely, responsibly and efficiently.
We operate or have a significant interest in 20 operations, in
10 countries, on four continents.
Our headquarters are in Johannesburg, South Africa. The group’s management has been delegated by the board to the chief
executive officer (CEO) and the executive committee.
Operationally, the management of the group has been divided
into four regions: South Africa; Continental Africa, which
includes our operations in Ghana, Guinea, Mali, Namibia
and Tanzania; Australasia, which comprises the Australian
operation, and the Americas, which includes our operations in
Argentina, Brazil and the United States.
In 2011, AngloGold Ashanti employed 61,242 people,
including contractors (2010: 62,046), primarily in South Africa
(52%), Ghana (12%) and Brazil (8%). Our operations and
projects touch the lives of many thousands more people,
both around our operations and in those regions from
which our operations draw their employees. We are
implementing, where possible, plans to consider these
potential impacts and mitigating measures at every stage in
our operational life cycle.
Our business extends from exploration to project
development and construction, to mining, processing,
smelting and marketing. In the course of our business we
ensure that we understand and address the social and
environmental aspects of our business from exploration,
through to construction, mining and processing,
rehabilitation and eventual closure.
We have advanced projects in Australia, the Democratic
Republic of the Congo (DRC) and Colombia, and an extensive
exploration programme in 17 countries – including greenfields, brownfields and marine exploration – in the established and
potential gold regions of the world.
At 31 December 2011, AngloGold Ashanti’s attributable Ore
Reserve amounted to 75.6Moz, while attributable Mineral
Resource totalled 230.9Moz.
AngloGold Ashanti produced 4.33Moz of gold in 2011
(2010: 4.52Moz), generating gold income (excluding that from joint ventures) of $6.6bn in 2011 (2010: $5.3bn). We also
invested $1.5bn in capital (2010: $1.0bn), $313m on expensed exploration (2010: $205m) and the company made net corporate tax payments of $379m (2010: $188m), $1.5bn (2010: $1.4bn)
to employees (wages and benefits) and $131m (2010: $67m)
in dividends to shareholders during the year.
We actively participate in the global promotion and marketing of our product, independently, and in association with the
World Gold Council. Our gold is sold and shipped to bullion
banks and commodity houses around the world. As an
investment, gold remains a sought-after store of value, and it is also in demand for use in jewellery and in industrial
applications. Valuable by-products – silver, sulphuric acid and uranium – are generated in the process of recovering the gold mined at certain operations.
AngloGold Ashanti’s primary listing is on the JSE, and the
company is also listed on the London Stock Exchange (LSE),
the New York Stock Exchange (NYSE), the Ghana Stock
Exchange (GhSE) and the Australia Securities Exchange (ASX).
At the end of December 2011, the group had 382,242,343
ordinary shares in issue, and a market capitalisation of
$16.2bn (2010: $18.8bn). Around 98% of the group’s ordinary
shares are considered to be in free float, with 1.67% held by the government of Ghana. AngloGold Ashanti delisted from
Euronext Paris and Euronext Brussels on 23 and 30 December
2011 respectively.
AngloGold Ashanti Annual Integrated Report 2011
Our business
Geographic distribution
of shareholders
as at 31 December 2011 (%)
United States
47.9%
South Africa
27.9%
United Kingdom
9.4%
Rest of Europe
5.9%
Singapore
2.1%
Australia
1.8%
Ghana                                         1.7%
Rest of Americas
1.3%
Rest of world
2.0%

P

Our products
Gold mining uses and produces a wide range of materials, from the upstream inputs procured through our supply chain, to
downstream outputs in the form of gold and related by-products.
To ensure that reliable and effective management systems are in place for the stewardship of our materials and that gold’s good reputation is maintained, AngloGold Ashanti is an active
participant in a number of international initiatives aimed at addressing concerns within the gold production process,
including the Organisation for Economic Co-operation and
Development (OECD), the International Council on Mining and
Metals (ICMM), the World Gold Council and the Responsible
Jewellery Council. The initiatives are responding to societal concerns about the environmental and social impacts of gold
mining, especially those concerns expressed most visibly under the US Dodd-Frank Act section 1502 around the financing of
armed conflict in the DRC. These organisations are developing chain-of-custody standards to enable members to demonstrate
that the process of producing gold and the process from mine to smelter to refinery and beyond is responsible and especially that it does not contribute to conflict.
Two high-volume by-products of our gold production process,
both of which are a function of the characteristics of local geology, are uranium, produced by certain South African
operations, and sulphuric acid, produced by our Brazilian
operations. As each of these by-products is potentially
hazardous, we ensure their safe production and transportation to customers. (For further information on our product
stewardship programmes and initiatives, see our
page 56.)
Our markets
AngloGold Ashanti’s gold is refined at various precious metal refineries. In refined and marketable form, gold normally
takes the shape of bars, varying in size from 12.5kg to
smaller bars weighing some 1kg or less, all of which contain
99.5% gold. Through the refineries the gold is sold directly to bullion banks. Bullion banks are registered commercial
banks which deal in gold, distributing bullion bought from
mining companies and refineries to markets worldwide.
These banks hold consignment stocks in all major physical
markets and finance these inventories from the margins they
charge physical buyers.
The physical gold market is dominated by the jewellery and
investment sectors, which together account for over 80% of
total demand. The balance of gold supply is used in electronics and dentistry. While the quantity of gold used in jewellery
consumption has decreased over the last decade with the
steadily rising gold price, the investment market has largely absorbed available supply. Investment in physical gold involves bar and coin hoarding, medals and other retail investment
instruments, as well as the now significant market for
exchange traded funds (ETFs).
In 2011, the gold market continued to be profoundly
influenced by ongoing economic turmoil, particularly in the
United States of America (USA) in the first half of the year and latterly by the crisis in the Eurozone, which continues to be driven by fears of sovereign defaults. As anticipated in times of global turmoil, the gold price rose to a new intra-day high of
$1,921/oz, as gold once again reflected its status as a
reliable store of value and a hedge against dollar weakness.
SR
Our products and our markets
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
AND
SECTORS DOMINATE

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This trend persisted until the fourth quarter, as the situation in
Europe deteriorated, and the euro started slipping against the dollar, in the face of the inability of the European countries to resolve the funding crisis.
Despite these headwinds, the spot gold price still gained
11% during 2011 and averaged $1,572/oz for the year. This
marks a 28% appreciation over the average spot price of
$1,227/oz in 2010 and marks the 10th consecutive year of
price appreciation, the longest ever bull run in the
gold price.
Investment market
Despite the failure of the gold price to respond to the
worsening crisis in Europe, ETF holdings grew over the
course of the fourth quarter, improving on a sluggish first
quarter and reversing the negative trend of the second and
third quarters.
At year-end, aggregate holdings for the major ETFs totalled
almost 78Moz, which represents a 7% increase of 5.2Moz
for the year. This growth is modest when compared to the
massive surges in ETF holdings of 2009 and 2010
(19.84Moz and 9.97Moz respectively). That said, combined
holdings of the ETFs remain significant. When compared to
official sector holdings, combined ETFs rank sixth behind
official sector holdings of the United States (267Moz),
Germany (109Moz), IMF (91Moz), Italy (79Moz) and France
(78Moz). As was the case last year, official sector demand in the gold market remained significant, with governments
continuing to increase their gold holdings in the face of
extreme economic uncertainty.
More traditional gold investment products such as bar and
coin experienced a very mixed year. In India, the world’s
biggest single gold market, gold price volatility and a
weakening rupee severely dampened gold demand in both
investment and jewellery. In China, such volatility also played a negative role but since the value of the Yuan is so closely
managed, the impacts were not as marked. Unlike India, China recorded growth in both investment and jewellery demand in
2011. In the developed markets, Europe was by far the
strongest for bar and coin hoarding, and in the third quarter
European demand exceeded that of India and China – a highly
rare occurrence. Much of this activity was driven by the debt crisis in the Eurozone.
Jewellery markets
The key jewellery markets of India and China both experienced mixed fortunes during the year. After a record year in 2010,
India’s first two quarters remained strong but fell off in the second half of the year on price volatility and rupee weakness.
Price volatility also dampened demand in China, but unlike
India, which experienced a contraction in the third and fourth quarters, China still recorded increases all year round, with total jewellery demand growing by 16% to reach 524t. In the
United States, the jewellery sector showed modest growth of
around 3% as the market finally began to settle after years of turmoil. Improving credit terms and a mild improvement in
consumer sentiment is likely to continue to fuel growth in this sector. The high end of the gold jewellery market in the United
States showed the greatest growth for the second year as the wealthy are less affected by a financial downturn than low to middle income earners.
AngloGold Ashanti Annual Integrated Report 2011
Our products and our markets
1,400
1,500
1,600
1,700
250,000
300,000
350,000
400,000
450,000
500,000
Average monthly gold price – 2011
(R/kg and $/oz)
Jan
Mar
May
Jul
Sep
Nov
R/kg
$/oz
Demand for gold by sector – 2011
(%)
Jewellery
44%
Physical investment
27%
Net central banks
purchases
10%
Other 19%
Source: Gold Fields Mineral Services (GFMS)
Total gold supply – 2011
(%)
Newly mined gold
64%
Old gold scrap
36%
Source: GFMS

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Our approach
Our stakeholders are highly diverse, reflecting the diversity of the geographical regions in which we operate, the wide range of groups with whom we interact and the diversity of issues
with which we deal.
We engage with stakeholders in a range of different ways,
guided by the needs of the business, our values, and the
standards and processes on stakeholder engagement that we
have adopted. The nature and frequency of engagement
depends on the type of stakeholder, the nature of the
relationship and the issues under discussion.
Stakeholder identification and engagement is undertaken in all areas of operation, defined and undertaken at different levels in the organisation. Broad guidelines on shareholder identification are set out in the group-level management standard on
engagement, as approved by the executive committee in
October 2011. This standard documents AngloGold Ashanti’s
intention that all operations engage in building successful and mutually-beneficial relationships with stakeholders throughout the mine life cycle (including exploration projects, new and established operations, during closure and post-closure, as
appropriate). The standard recognises that failure to engage effectively could result in potential disruptions at our operations and could exacerbate challenges to our reputation. It provides tools for building social partnerships to secure our social
licence to operate and positions AngloGold Ashanti as
the preferred operator wherever the company has a
presence. This standard is available on our website at
www.aga-reports.com.
Stakeholder groups with whom we interact include communities, investors, labour, media, employees, governments, politicians, vendors, non-governmental organisations (NGOs) and joint-
venture partners.
Issues raised in engagement with these stakeholders have
informed the content of our sustainability report, which focuses on the following broad themes:
•
resource nationalism;
•
artisanal and small scale mining (ASM);
•
criminal activity, including illegal mining and theft;
•
operating with respect for human rights;
•
safety and health;
•
environment and natural resource management;
•
skills shortages; and
•
responsible gold standards.
We view our key stakeholders as partners, and engage with
governments and communities to seek mutually-beneficial
outcomes. Developing long-term partnerships with host
communities and governments compels us to first understand
the risks and drivers that will allow an operation to be
successful, and then to invest in areas that address these risks and opportunities in a way that is relevant to the communities affected by that operation.
AngloGold Ashanti is a significant investor in communities in which we operate and is developing a sustainable development framework that aims to introduce a step change in the way
in which community relationships are managed. This will
enable a consistent approach to building partnerships for
development across the group. Implementation of this strategy will position the business to demonstrate tangible benefits to communities while building operations that consistently meet performance targets, yield value for communities, customers
and shareholders and balance the priorities of each group.
See the Sustainability Report
for further details – page 15.
Our sustainability report provides examples of stakeholder
engagements which took place in 2011, including with partners, governments and municipalities.
SR
Our stakeholders
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
DIVERSE
DIVERSE

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Integrating risk assessment into
business strategy
Risk analysis has been and continues to be a key component
in building and executing our strategy. Our aim is to further improve ‘risk awareness’ at all levels of the organisation –
identifying, evaluating and managing significant threats and opportunities to deliver against business objectives.
Our risk management framework comprises:
•
a policy statement, which sets the context for risk
management within the group and prescribes the scope,
objectives and required outcomes for this process;
•
a risk management plan, prepared by management and
reviewed annually by the recently formed Risk and
Information Integrity Committee of the board; and
•
a risk management standard and guidelines, which
enable operations globally to access detailed information
concerning risk management principles and practice in
order to define risk management strategies.
Risk management structure and accountabilities are defined in the framework.
Risk identification, assessment and management are considered at every step in the business planning process, from setting business strategy, expectations and performance targets;
developing production and service strategies; planning and
scheduling of work; through to task execution.
AngloGold Ashanti has implemented the following measures in
an effort to ensure that the risk management system is applied consistently through:
•
regional and site-based risk training workshops conducted
at least annually;
•
using the intranet to share information and understanding of risk management principles and practice, and to provide
regular updates to employees globally;
•
ongoing focus on training;
•
maintaining the group material risk register, as well as the preparation of a risk knowledge base that can be used to
inform risk identification and for review purposes;
•
regular risk owner and risk champion interaction and
support; and
•
combined assurance review processes.
The revised risk management system was approved by the
board of directors in February 2009.
A risk response identification is conducted regularly to inform business planning processes and to assist with delivery
according to targets. Significant risks are assessed and
response plans prepared for which adequate budgetary
provision is made. Consideration of the portfolio of risks within the group, informs strategy and assists with optimising the
allocation of capital.
Key risk areas
The top risks, uncertainties and challenges that we believe the group faces in executing strategy and delivering on key
business objectives are described overleaf. Mitigation
strategies and a summary of progress against these risks is
also given. Comprehensive disclosure of risk factors is
provided in our Annual Financial Statements
and in our
annual report on Form 20-F, while key sustainability
challenges, risks and opportunities are discussed in the
Sustainability Report
, pages 16 to 19.
SR
FS
Risk review
AngloGold Ashanti Annual Integrated Report 2011
Risk review
IS A KEY COMPONENT
OF STRATEGY

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Risk/uncertainty/challenge area
Mitigation strategies
Risk review
continued
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
The implementation of the safety transformation programme is continuing, with significant progress made to date. Enhanced incident investigation and reporting systems are being rolled out. Efforts continue on a range of fronts to deliver on the company’s vision for a ‘no harm’ workplace.
pages 42 to 47.
SR
Employee safety resulting mainly from deep-
level mine seismicity, as well as employee
health and fatigue, and working practices.
AngloGold Ashanti reserves its rights to defend all claims on their merits since any employee or past employee bringing an action for common-law damages for silicosis would have to prove the various elements of a delictual claim including negligence and wrongfulness. Nonetheless, discussions have begun, through the
Chamber of Mines of South Africa, to address the compensation system on an industry-wide basis. Further, the company continues to implement measures to reduce exposure. The latency period of the disease means that we are unlikely to see results of this work for another decade. Nonetheless, the South Africa region has achieved a 43% reduction in silicosis cases between 2010 and 2011 as a result of the implementation of dust management strategies.
page 45.
SR
Potential legacy and on-going issues relating
to occupational health following the South
African Constitutional Court ruling in March
2011, exposing AngloGold Ashanti and
others to individual and class action claims.
Talent pool management is an integral part of AngloGold Ashanti’s human resource strategy. Succession planning is being developed to ensure skills development and retention. Proactive recruitment processes are in place and there is a focus on transformation strategies in South Africa.
pages 55 to 56.
SR
Skills availability and retention. Skills shortages
are anticipated across the sector globally.
A Ghana task team, led at an executive committee level, is developing a holistic strategy to address legacy and operating issues in Ghana, relating to water, community relations, land access, and human rights complaints and grievances.
page 23.
SR
Environmental permitting and process water
management in Ghana.
Initiatives have been introduced to reduce power usage, focusing particularly on the high usage customers. Proactive engagement is undertaken with Eskom in South
Africa, where significant energy efficiency projects have been put in place. Our aim is to further reduce consumption by 10% by 2013, in line with supply-side forecasts, and to work with Eskom to enable operational continuity through any periods of load shedding, should they occur.
Potential for power supply disruptions and
rationing, particularly in South Africa.
An integrated water management strategy has been developed to ensure the interception of seepage from tailings storage facilities and minimising potential discharges of process water during heavy rainfall events as well as interventions to establish safe use of land outside the mining footprint.
page 21.
SR
Concerns relating to the potential for ground
and surface water pollution in South Africa.
Both the Vaal River and West Wits operations are potentially at risk of inter-mine flooding as the financial viability of neighbouring mines and their ability to continue mine dewatering remains a concern. In the Vaal River district, a prefeasibility study of a regional mine water management plan will advise on sustainable options for the management of mine water going forward. In the West Wits district, both operational interventions and possible legal actions are being pursued to sustain pumping at the neighbouring Blyvooruitzicht Mine.
Potential inter-mine flooding in South Africa.
Safety and health
Increased momentum is being gained in the roll out of the management framework, including Project ONE, thus increasing operational consistency and capacity and reducing the risk of project delays. A multi-disciplinary task team is spearheading the
Obuasi turnaround. Progress towards stabilising Obuasi is encouraging as Project
ONE gains traction to support production targets. Capital projects benefit from dedicated project management teams.
Delivery on production targets, including on
potentially critical areas such as the Obuasi
turnaround plan (Ghana), and key capital
project execution including Tropicana
(Australia) and enterprise resource planning
(ERP) implementation.
Productivity
Environment
Production

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AngloGold Ashanti Annual Integrated Report 2011
Risk review
Risk/uncertainty/challenge area
Mitigation strategies
AngloGold Ashanti participates actively in industry and other stakeholder engagement processes with governments. These potential risks are taken into account in determining group strategy and are included where relevant in regional business plans.
page 50.
SR
Imposition or extension of a carbon pricing
mechanism. Australia approved a carbon pricing
scheme to take effect from July 2012. South
Africa has proposed the introduction of a carbon
tax in 2013.
Productivity gains from implementation of the management framework, as well as broader cost management strategies will assist in mitigating the impact of increases in input costs. Extreme inflation would support gold demand, enabling
AngloGold Ashanti to benefit from increased prices.
Inflationary cost pressures driven
predominantly by energy price increases,
mining input cost inflation and wage demands.
AngloGold Ashanti participates actively in industry and other stakeholder engagement processes with governments. These potential risks are taken into account in determining group strategy and are included where relevant in regional business plans. Active engagement is undertaken with tax authorities and finance ministries in affected regions, and stability agreements have been entered into in several jurisdictions.
pages 28 to 29.
SR
Changes to the regulatory environment (such
as increased royalties, taxation demands or
disputes, or duties and ‘resource nationalism’ in
many guises aimed at expanding state role in
mining), which may increase costs in some
countries of operation.
AngloGold Ashanti has increased its exposure to the gold price through the elimination of its hedge book. Approximately two thirds of AngloGold Ashanti’s revenues is naturally hedged, given the strong correlation between the gold price and foreign exchange movements in major producer countries (Australia, Brazil and South Africa). AngloGold Ashanti currently benefits from a strong statement of financial position and international investment grade credit ratings. Debt capacity remains available under the group’s credit facilities and bond markets.
Global market dynamics from slow recovery
and recession resulting in gold price and
foreign exchange volatility.
Returns
Total cash costs
Ongoing engagement takes place with local and national administrations, communities and other interested groups. A sustainability framework that addresses sustainable development issues, including artisanal mining, is in development.
pages 35 to 36.
SR
Social issues emanating from heightened
community expectations and ASM.
A Ghana task team, led at an executive level, has developed a holistic strategy to address legacy and operating issues. AngloGold Ashanti participates in industry and non-governmental organisational (NGO) initiatives relating to ASM and community resettlement.
Allegations of human rights abuses in Ghana
related to interaction with ASM and
community resettlement.
AngloGold Ashanti participates actively in industry, government and inter-
governmental initiatives relating to responsible use of gold.
Increased legislation and initiatives in response
to concerns regarding the potential for gold to
contribute to conflict.
Community
Production (continued)
A risk-based asset integrity and reliability engineering programme has been initiated that identifies threats and guides appropriate capital expenditure.
Asset integrity relating to ageing mine
infrastructure, particularly in South Africa.

Management
framework
•
Leadership
•
Line ownership
•
People systems
•
Technical systems
•
Measure and review
Strategic
focus areas
•
People are the business
•
Maximise margins
•
Manage the business as an
asset portfolio
•
Grow the business
•
Embrace sustainability principles
P
18
The basis of AngloGold Ashanti’s strategy is our vision, mission and values – see the inside front cover. The company’s vision is to become the leading mining company. Our mission is to
create value for shareholders, employees and business and
social partners through safely and responsibly exploring,
mining and marketing our products. Although our primary
focus is gold, AngloGold Ashanti will pursue value-creating
opportunities in other minerals where it can leverage existing assets, skills and experience to enhance the delivery of value.
Delivery targets
We have set targets – see page 34 – which are measured and
re-evaluated on an ongoing basis. They relate to six key areas of performance and define our vision of leadership in
our sector. The performance areas are: safety, productivity, environmental management, production volumes, costs and
financial performance.
Work is under way to develop a seventh target on community
upliftment, which will support the focus of the business on
sustainability and drive the creation of real and long-term
beneficial relationships with social and business partners in communities where the company operates. Consultation is
currently being undertaken to determine how performance will be measured in this area and to ensure that our baseline
information is accurate. See page 34 for our five-year targets.
Strategic focus areas
There are five key pillars to the business strategy that will assist in meeting our delivery targets.
People are the business
Providing the leadership and the supporting management
processes to ensure that we have the right people, in the right roles, doing the right work, to deliver against our goals.
Maximise margins
Managing revenues to ensure that full value is realised from our products by delivering a quality product and managing costs
to protect margins and returns on capital employed.
Our strategy
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
INFORMED BY OUR VISION,
MISSION AND VALUES
-80
-60
-40
-20
0
20
40
60
80
Comparison of the AngloGold Ashanti
share price vs the NYSE BUGS Index
AngloGold Ashanti
Mar 08
Dec 11
NYSE Acra Gold BUGS Index

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Manage the business as an asset portfolio
Optimising asset and project portfolios to meet or exceed
specified rates of returns. To achieve this, each asset is
regularly reviewed and ranked in both absolute terms and
relative to its peer group.
Grow the business
Developing a range of options for growth, including greenfield and brownfield exploration, new opportunities for promoting
organic growth, value-accretive merger and acquisition
opportunities and maximising the value of commodities other
than gold within our portfolio.
Embrace sustainability principles
Developing business and social partnerships based on mutual
value creation, while maintaining a focus on ensuring the safety and well-being of employees and managing environmental and
other impacts.
The Project ONE management framework developed internally
is being applied consistently throughout the business in the support of achieving the broader strategic objectives. At its core, the framework is designed to reduce variability in
performance and support a seamless flow from strategy to
delivery. This framework prescribes strong leadership,
considered role description, appropriate resourcing to the task at hand, well-defined and documented business processes in
all areas, clear accountability and consistent analysis and
improvement of work undertaken.
Underpinning this framework is the firmly held conviction that we must consistently create and sustain value into the future.
To achieve this, our approach must acknowledge broader
societal concerns – namely, developing natural resources in
environmentally-sensitive ways, while delivering an equitable economic model for local and broader-based communities.
The five strategic focus areas are reflected in the role
descriptions of each executive and senior manager in the
group and form the basis for evaluating their performance.
AngloGold Ashanti Annual Integrated Report 2011
Our strategy
On the pages that follow we provide greater insight into each of AngloGold Ashanti’s five core strategies, showing how they are implemented in practice.
Results
Results
Our management framework
Leadership
People
Systems
of work
Roles are clear – defining the
responsibilities and accountabilities –
and exactly how we are connected to every
part of the business.
Business process – detailing how all
the tasks flow and fit together – and
exactly how people interact within the
operating system to get work done.
Technical, commercial
and operating systems
Measure and review
In control and capable
plan
Line ownership with
specialist support
Capable, engaged and
effective employees
Employees involved
and engaged
View the current
share price

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How we are implementing this strategy
We believe that people are central to our success. The
shortage of key skills is one of the most significant risks that we face, and one that is shared across the global mining industry.
We aim to create a value proposition that will attract and retain key skills, and which in turn will create a similar and
appropriate value proposition for communities and other
stakeholder groups.
Our values play a significant role in supporting this component of our strategy. A company-wide values survey was
undertaken in 2010 and, as a result of the feedback received, regions have implemented practical initiatives that were
identified and sponsored by employees to improve the way in
which values are communicated and lived.
This values-based approach has been strengthened further
through the development of a code of ethics which expresses
the company’s commitment to conducting business in line
with the highest ethical standards and in compliance with
applicable legal requirements. It sets out the standards of
acceptable behaviour expected of all directors, employees,
consultants, business partners and company representatives,
emphasising performance with integrity. The Audit and
Corporate Governance Committee of the board oversees the
application of the code.
Our strategy and strategic objectives –
People are the business
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
WE NEED THE RIGHT PEOPLE IN THE RIGHT
ROLES DOING THE RIGHT WORK TO DELIVER
AGAINST OUR GOALS.
Strategy in practice:
Implementing effective systems
Our strategic direction as defined in our vision, mission,
values and five core strategies introduced a new approach
to leadership within the group that supports people doing
the right work. We reviewed our management framework
with a focus on strengthening both people and technical
systems so that, in our constantly changing business
contexts, we can reflect an aligned and consistent
working model. We designed and implemented Project
ONE. In essence, Project ONE is aimed at developing and
implementing the systems necessary to enable AngloGold
Ashanti to maximise efficiencies and productivity, and
reduce costs so as to enable us to achieve our stated
vision and mission, and to ensure the company’s
sustainability in the longer term. The key components of
Project ONE are the Business Process Framework (BPF);
the System for People (SP); and engagement.
Through Project ONE, we have rebuilt our business
processes by putting in place people and technical
systems to deliberately change our working environment
and increase our focus on engagement.
These systems are integrated approaches to operating
which together give effect to all our core strategies, but
particularly to give real meaning to the adage: ‘people are
the business’. The SP begins with organisational designs
that delineate clear structures, roles and associated
accountabilities, and clarify how we connect every part of
the business. Technical systems (or the BPF) detail our
business processes and how all tasks fit and flow
together to explain how people interact with each other
within the operating system to get work done.
Engagement encourages line ownership and team work,
defining the way in which we relate to colleagues and
external parties.

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AngloGold Ashanti Annual Integrated Report 2011
Our strategy
Simply put:
•
The SP is about making sure we have the right people in
the right role doing the right work.
•
The BPF is about making sure we are doing the right work
at the right time in the right way.
•
Engagement ensures that we involve the right people in
the right way to deliver the right outcome.
The objectives of the SP are to put in place 1) the right
organisational structure with 2) the right people in the right role and 3) effective working relationships. Although still in the process of being implemented, we accelerated our
rollout of the SP in 2011, focusing on the following:
1. Structure: organisational design and work complexity.
Again, by way of example, organisational structures
have been reviewed in line with the principles of
Requisite Organisation and to ensure that accountabilities
are assigned at the correct level.
2. People: role accountabilities and individual capability.
By way of example, we have clarified role accountabilities
in alignment to levels of work, and have assessed the
current potential capability of individuals, striving to
match the two in order to achieve the best fit between
challenge and capability.
3. Processes: building the sub-systems that support the
SP (for example, in talent and performance management).
Ma
na
ger
ial le
adership and engag
em
ent
SP: A comprehensive and integrated system
Organisation design – establishes a common
approach to structuring the business in the most
effective and efficient manner to support the
delivery of the business objectives.
Managerial sub-systems – ensure that we have
the right person in the right place at the right time.
Managerial leadership and engagement –
practices that govern the interaction between
managers and their subordinates.
Organisational values – set the limits within which
the company and all its employees are expected
to behave.
Transformation – ensuring a workplace free from
discrimination, where employees represent the
diverse populations of the countries in which we
operate.
Organisation design
to support business
strategy
•
Functional alignment
•
Levels of work
•
Role descriptions
•
Authority and accountability
•
Working relationships
Human
resources
planning
Talent
pool
development
Recruitment,
selection
and
induction
Remuneration
and conditions
of employment
Transformation
Performance
management
Education
and
training
W
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How we are implementing this strategy
AngloGold Ashanti maximises margins by actively managing
both revenues and costs.
On revenues, we seek to realise full value from our products.
We do this by:
•
Offering exposure to spot prices. Since October 2010, we
have been a fully unhedged gold producer. The elimination
of our hedge book was value-accretive, taking into account
gold price gains since the investment was made.
•
Taking our product to an optimum final point to ensure that
we have extracted full value across the value chain.
•
Finding and developing new sources of gold production.
•
Delivering products of a consistent quality, on time.
Costs are closely managed across the business. We
benchmark ourselves on a total cost basis against the
broader industry and strive to maintain these costs below the industry’s mean in order to protect returns in a potentially volatile price environment.
Costs are regularly reviewed, focusing on critical processes, and as part of the annual business planning process. Our
revised objective, after taking account of cost improvements already effected, taking us to 2015, is to effect a 20%
improvement in real IFRS total cash costs per ounce (adjusted for mining inflation), from a 2010 baseline.
Our strategy and strategic objectives –
Maximise margins
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
WE NEED TO MANAGE REVENUES AND COSTS TO
ENSURE THE DELIVERY AND PROTECTION OF RETURNS
IN A VOLATILE PRICE ENVIRONMENT. MARGINS
GENERATE CASH FLOW TO SUSTAIN AND GROW
OPERATIONS, SO WE ARE CONSTANTLY STRIVING TO
MAINTAIN AND IMPROVE ON OUR COSTS RELATIVE TO
OUR INDUSTRY PEERS.
09
08
EBITDA
*
10
11
1,131
1,663
3,014
1,897
($m)
* Refer to the Non-GAAP section of the Annual Financial Statements for a definition of EBITDA.

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AngloGold Ashanti Annual Integrated Report 2011
Our strategy
Project ONE has been implemented to standardise
operating procedures and achieve key five-year goals,
including cost targets. The technical and people systems
that form part of Project ONE are in various stages of
implementation at the company’s operations, and have to
date contributed to savings of some $697m.
Project ONE principles were applied at Geita in Tanzania,
which recorded exceptional improvements in cost and
operating performance in 2011, reducing cash costs from
$777/oz to $536/oz and increasing production by 38% to
494,000oz since 2008.
In the South Africa region, a major project is under way to
develop a technology-oriented operating model, which has
the potential to achieve significant cost savings, as well as enable safer operations which minimise environmental
impacts. As a result of ongoing focus on energy saving
initiatives, the South African region has reduced energy
consumption by some 5.65% since 2010. Although
absolute energy costs have risen due to power tariff
increases, energy saving initiatives which are in place have significantly mitigated the impact of higher electricity prices.
A major area of focus remains the operational turnaround
at Obuasi in Ghana. A multi-disciplinary task team was put
in place in 2010 to focus efforts on improving operational
and sustainability performance. Operational stability has
been achieved. Production targets for 2011 were met and
the operation made a cash contribution to the business.
Although there is still work to be done, the foundation for a turnaround has been laid.
Strategy in practice: Improving cost performance –
major initiatives and outcomes
Geita EBITDA
($m)
and
EBITDA margin
(%)
EBITDA
EBITDA Margin
10
Q1
10
Q2
10
Q3
10
Q4
11
Q1
11
Q2
11
Q3
11
Q4
0
20
40
60
80
100
120
140
160
180
0
10
20
30
40
50
60
70
80
08
09
Obuasi free cash flow and EBITDA
*
($m)
10
11
(93)
5
(17)
97
141
*
After all capex and working capital at hedge equalised prices
8
111
39
Free cashflow
EBITDA

P

How we are implementing this strategy
Our ambitious growth targets are balanced by our approach to portfolio management which ensures that growth is delivered
while securing optimal returns for shareholders.
We carefully consider the allocation of capital within the group, applying asset portfolio management principles to the
evaluation of projects and the assessment of potential growth opportunities. Short- and long-term spending priorities are
balanced to ensure that the quality of production ounces is
continually improved. This approach also requires the
evaluation and management of the constraints and risk factors that exist in relation to each production asset. Capital
deployment is optimised by investing only in assets and
growth opportunities which offer superior returns.
Each asset and project is regularly reviewed as part of the
company’s annual business planning process. Projects are
evaluated in absolute and relative terms to assess whether:
•
the risk-adjusted rates of return have been met;
•
the relative strengths and weaknesses of the portfolio have
been identified, with a particular focus on risk and
opportunities;
•
effective strategies have been implemented to use
resources optimally;
•
operating performance is optimal and based on the most
appropriate methods and design; and
•
detailed planning and scheduling has been undertaken, and
best-practice operating methods are used at each asset.
While operational management continues to be heavily
involved in portfolio reviews and evaluation, a long-term
perspective is also required for this process. A dedicated team has been established, and this team will conduct a rolling
review of all of the group’s assets as well as evaluating other potential growth opportunities.
Our strategy and strategic objectives –
Manage the business as an asset portfolio
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
MANAGING SHAREHOLDERS’ FUNDS OPTIMALLY
REQUIRES CONTINUAL FOCUS ON CAPITAL
DEPLOYMENT. WE SEE THE BUSINESS AS AN ASSET
PORTFOLIO WHERE CAPITAL IS CAREFULLY MANAGED
TO MAXIMISE RETURNS.

P

AngloGold Ashanti Annual Integrated Report 2011
Our strategy
Strategy in practice: 2008 asset assessment delivers results
Through continuous assessment and evaluation of the
portfolio, actions to improve operational performance at
existing assets were identified. The portfolio was also
rationalised, and new opportunities identified.
An internal assessment of our asset portfolio by region was
undertaken in 2008, and the same assessment was
undertaken in September 2011.
All operations were assessed as to whether they had
delivered:
In 2008, three operations – Geita, Cerro Vanguardia and
Obuasi showed evidence of being a ‘material risk’ given the
cash flow drained from the company. Only two operations
– in South Africa and Australia – showed ‘solid
performance’ and no best-performance assets were
identified. EBITDA from each region was also charted as a
fundamental measure of performance.
By 2011, the picture had significantly changed (see
below). No operations evidence ‘material risk’ and while
a few still require improvement, most operations show
a ‘solid performance’ or ‘good trends’ towards a
turnaround. Free cash flow has improved significantly.
●      Best performance
▼     Solid performance
▲
Turnaround – good trends
■
Improvement needed
◆
Cash drain – material risk
United States
Cripple Creek & Victor
▲
Brazil
Serra Grande
■
AGA Mineração
▼
Argentina
Cerro Vanguardia
▼
Guinea
Siguiri
▲
Mali
Yatela
▲
Sadiola
▲
Ghana
Iduapriem
▼
Obuasi
■
Namibia
Navachab
■
South Africa
TauTona
▲
Mponeng
■
Surface operations
▼
Moab Khotsong
▲
Great Noligwa
▲
Kopanang
▲
Tanzania
Geita
▼
Australia
Sunrise Dam
▲
1
1
2
2
3
3
4
4
5
5
6
6
7
7
8
8
9
9
10
10
September 2011 operational
performance assessment
●     a “best performance”
▼    a “solid performance”
▲
was showing a turnaround – with good trends
■
improvement was needed
◆
was a cash drain and a material risk as a result.
EBITDA
($m)
South Africa
Continental Africa
Australia
Americas
Group
08
11
08
11
11
08
11
08
11
08
680
1,412
1,111
9
739
190
35
255
3,014
1,131
09
Free cash flow
*
($m)
10
11
195
525
833

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How we are implementing this strategy
Growth is included as a core strategy as it is a key longer-term driver of cash flow and financial performance and is essential, if we are to meet our targets, for the sustained delivery of shareholder returns.
We have set ambitious targets for production growth.
Our objective is to achieve a gold production base of between
5.4 and 5.6Moz by 2015, increasing current output by some
22% over the 2010 baseline. We are also targeting increased
contributions from uranium.
Our growth targets will be achieved through:
•
Greenfield exploration which is a key value driver, enabling the business to generate production ounces at competitive
cost. Major discoveries have been recorded by our
greenfield exploration team in Colombia, Australia and the
DRC. During the year, we continued to advance exploration
opportunities across target areas in Colombia, the Tropicana belt in Australia, the DRC, the Middle East and North Africa,
and in the Solomon Islands. Tropicana, the product of
successful greenfield exploration, is scheduled to pour its
first gold in late 2013. As a result of this work, we have now established an exceptional portfolio of global exploration
projects, with the potential to add significantly to our
production profile over the next 10 years. See page 56 of
our Annual Financial Statements
.
•
Brownfield exploration where we leverage our current
infrastructure at existing operations by increasing reserves or making new discoveries in close proximity to operations.
Brownfield exploration is a low-risk option for growth
which generates significant value. For example, extensive
brownfield exploration has taken place at Cerro Vanguardia in
Argentina and Cripple Creek & Victor in the USA with good
results. At the Córrego do Sítio mine in Brazil, successful
brownfield exploration has led to the development of a new
operation. Production at this mine began in November 2011.
See page 58 for further details and the Annual Financial
Statements .
•
Organic growth is achieved through effective project
development, bringing a range of projects to successful
production. Teams are engaged in progressing heap
leach and underground projects at Cerro Vanguardia;
expansion at Cripple Creek & Victor, at Tropicana in
Australia; in Continental Africa, advancing the Kibali and
Mongbwalu projects in the DRC and the Sadiola Deep
Sulphide projects in Mali, contingent on the completion
of bankable feasibility studies. See page 56 for further
details and the Annual Financial Statements
.
•
We will selectively pursue value-accretive merger and
acquisition opportunities as they arise.
•
We will maximise the value from other commodities,
including uranium, within our existing and developing asset
portfolio.
The components of our growth strategy work together to
create a range of options for investment in future production ounces, enabling us to define a growth path which will
continue to build a portfolio of high-quality assets.
FS
FS
FS
Our strategy and strategic objectives –
Grow the business
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
WE ARE DEVELOPING A RANGE OF OPTIONS FOR
GROWTH, RECOGNISING THAT THIS IS A KEY DRIVER OF
VALUE. OUR GROWTH FOCUS IS BALANCED BY THE
IMPERATIVE TO GENERATE SUSTAINABLE RETURNS
FROM CURRENT OPERATIONS.

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AngloGold Ashanti Annual Integrated Report 2011
Our strategy
Strategy in practice: Acquiring cost-competitive ounces through greenfield exploration
AngloGold Ashanti’s greenfield exploration strategy has
enabled the addition of production ounces at relatively
low cost. By way of example, the acquisition cost per
ounce for the Kibali Gold project was $37/oz, and our
greenfield/brownfield exploration cost per ounce is in the
region of $30/oz.
Our objective is to achieve a return greater than 25%
on exploration investment. Discovery costs are targeted
at $25/oz. We estimate that, since 2002, we have
generated extensive value in our exploration portfolio
from these recent discoveries. If prices paid for several
recent acquisitions are applied to the ounces discovered
(some in excess of $300/oz for projects still in exploration phase) the intrinsic value of these discoveries could run
into billions of dollars.
Our portfolio of exploration assets is carefully managed to
ensure an adequate balance between early stage and
advanced projects in known and emerging exploration
regions. Projects are either wholly owned or undertaken in
partnership with others, to maximise the range of
opportunities in which we can participate while balancing
risk. Local partners bring valuable country or regional
knowledge. Strategic partnerships at regional level, such as our joint venture with Thani Industries in the Middle East and
North Africa, enhance our ability to add to our exploration
portfolio in a way that manages risk and is value-accretive.
Significant progress has been made through this partnership.
In 2009, the exploration team expanded its activities
to include marine exploration, forming a partnership
with De Beers to explore on the continental shelf. This
programme is continuing in 2012.
For 2012, expensed exploration expenditure of $232m is
planned. In addition $150m will be spent on various
studies. See page 56 for further details.
We frequently review our exploration portfolio to ensure
that exploration assets that do not meet our investment
criteria can be sold to generate funding for future
positions and opportunities and to ensure that an interim
return is captured.
Prefeasibility
Resource definition/
conceptual studies
Drill
testing
Drill target
definition
Target
generation
Project
generation
Early-stage exploration Mid-stage exploration Late-stage Exploration
4-5 years
3-4 years
2-3 years
1-2 years
Konga
Mase / Kele JV
New Georgia JV
Solomon Islands
Hutite
Hodine (Anbat)
Egypt
Mont Tsi, Northwest
Kilo (AGK)
DRC
Saraya, Kounkoun
Blocks 2/3
Blocks 2/3/4
Guinea
Analma-Toche, Quebradona
Colombia Regional
Iceberg, Sidecar, Dragonfly
Beaker, Animal
Tropicana JV, Viking
Havana Deeps, Boston Shaker

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How we are implementing this strategy
This core strategy not only reflects our values-based
approach, but also recognises that sustainability performance is key to ensuring that the company can secure and maintain
its social licence to operate.
AngloGold Ashanti’s operations are managed as four regions
across a diverse range of jurisdictions. Each region manages a unique set of sustainability priorities, issues and risks reflecting the local context, the operation and key business objectives.
A global sustainable development framework is currently being developed which reflects the need for an integrated approach, recognising the linkages that exist between the various areas of sustainability management and the need for cross learning throughout the group. A key deliverable in terms of this
framework will be the implementation of more consistent
strategies for managing community relationships across
AngloGold Ashanti’s operations.
AngloGold Ashanti reports annually on sustainability
performance. More detail on the issues and strategies in
this area is available in our Sustainability Report.
Our strategy and strategic objectives –
Embrace sustainability principles
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
Strategy in practice:
Incorporating sustainability principles through the project life cycle
AngloGold Ashanti considers a range of sustainability
principles at each stage of the project life cycle, from
exploration to project development, through the operating
life and ending in closure.
During 2011, steps were taken to strengthen the way
sustainability principles are applied at the exploration phase of projects. The greenfield exploration business unit
manages exploration across 17 countries, with projects in
Australia, Colombia and the DRC at an advanced stage of
development. We are in the process of enhancing capacity
in the area of sustainability management, based on an
understanding that:
•
greenfields exploration is a critical area of business
growth;
•
exploration activities have the potential to affect local
communities and the local environment both positively
and negatively; and
•
the integration of sustainability principles into exploration programmes enables the company to mitigate project
risk more effectively; avoid project delays, which
frequently result from a lack of community support; and
take advantage of opportunities to create world-class
operations.
Processes for non-technical due diligence in respect of
exploration projects were introduced during 2011 and
these processes were piloted at AngloGold Ashanti’s joint
venture in the Solomon Islands. A multi-disciplinary due
diligence team, including specialist sustainability expertise drawn from the group, spent a week in the Solomon Islands
evaluating the site work completed to date by the
managing joint venture partner and using AngloGold
Ashanti’s existing and emerging corporate sustainability
standards as a framework. A series of recommendations
were made as a result of the study, focusing on the
reduction of current and future non-technical risks.
This due diligence exercise was the first step in a longer
term programme of improving oversight of greenfields
exploration programmes, which will enable AngloGold
Ashanti to better identify key risks early in the life cycle of mining projects and to mitigate these risks more effectively.
LONG-TERM VALUE CREATION IS DEPENDENT ON THE
QUALITY AND SUSTAINABILITY OF OUR RELATIONSHIPS
AND OUR ABILITY TO CREATE MUTUAL VALUE WITH
BUSINESS AND SOCIAL PARTNERS.

P

AngloGold Ashanti Annual Integrated Report 2011
Letter from the chief executive officer
Letter from the
chief executive officer
To our shareholders and business and
social partners
It has been another milestone year for your company. The
recent years of hard work fortifying the balance sheet and
building the framework for sustained business improvement
has helped propel AngloGold Ashanti’s cash flow from
operating activities to $2.66bn, and adjusted headline earnings to $1.3bn, both records. At the same time we have rebuilt our operating foundations positioning the business for physical
growth and improving financial performance.
2011: Improved returns and a platform
for growth established
As the year progressed, AngloGold Ashanti’s unique value
proposition became increasingly clear. The company not only
generated peer-group leading returns and cash flow yields,
but also advanced projects through the pipeline toward its
goal of growing production by 24% to between 5.4 and
5.6Moz by 2015. Our portfolio of growth projects that will take us to this goal are either in the final study phases or are in physical development. Importantly, we continue to improve
our competitive position as these projects are priced well
below the industry average capital cost, with associated
competitive operating costs. The combination of these two
factors will help support our industry-leading capital returns.
These are strong differentiating factors in an industry
struggling to increase output amid soaring capital expenditure bills. While the target is undoubtedly challenging, it remains eminently achievable given our drive to enhance the
organisation’s overall execution capability levels, from both within and outside the mining industry.
The higher gold prices seen last year more than vindicated the decision made in October 2010 to eliminate the legacy, out-
of-the-money hedge positions which created a significant
drag on earnings and cash flow. With full exposure to the
rising gold price for an entire year, free cash flow rose by 59%
from 2010, while adjusted headline earnings were 65% higher
at $1.3bn – both record figures. AngloGold Ashanti ended the year with a net debt of $610m, reinforcing the health of the underlying business and the continually improving quality of earnings.
FOUNDATION
LAID FOR
RETURN TO
POD
CAST:
Mark Cutifani,
Chief Executive Officer
Podcast available at:
www.aga-reports.com/11/podcasts.htm
Mark Cutifani, chief executive officer

Letter from the chief executive officer
continued
P
30
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
Given the surging cash inflows, a decision was taken by the
board in November 2011 to switch to quarterly dividends in
order to provide a more timely return to shareholders, and to improve the pay-out in absolute terms. The full year dividend of 380 SA cents per share was 235% higher than 2010. This
increase continues to deliver on the Board’s determination to ensure shareholders participate in the improved fortunes of the company, while at the same time ensuring that our exciting
pipeline of growth projects can be funded from internal
sources and our investment-grade rating is maintained.
Improved capability among our operating teams, alongside the continued rollout of AngloGold Ashanti’s Project ONE business improvement initiative, detailed on page 23, together helped achieve significant operational success during 2011. The
stand out in the portfolio was Geita in Tanzania, which returned to its position as a cornerstone asset for the group. From this mine’s nadir in 2008, when it produced 264,000oz and total
cash costs of $728/oz, the operating teams have achieved a
remarkable turnaround. In 2011, Geita produced 494,000oz
at a total cash cost of $536/oz, which represents an
improvement of $583m in mine operational cash flow since 2008.
A strong operational performance
despite headwinds
Our operating teams made strong progress in their business
improvement objectives during 2011, despite a series of strong headwinds during the year. Production for the 12 months was
4.33Moz at a total cash cost of $728/oz, with an average
exchange rate of R7.26/$ during the year. That was in line with revised guidance, but fell short of initial guidance of 4.55Moz to
4.75Moz at a total cash cost of $660/oz to $685/oz.
Obuasi was a key area of focus for AngloGold Ashanti and,
for me in particular, with a sustained improvement in its
overall performance a key objective set by the board. This
operation has a well-documented suite of operating and
sustainability-related challenges, but remains one of the
world’s great orebodies with a resource base of more than
30Moz. The operating taskforce appointed at the beginning
of the year made great strides not only in stabilising its
operating processes but also in looking at options to ensure a prosperous future for all stakeholders. By delivering
production of 313,000oz at a total cash cost of $862/oz, the mine achieved its targets for the year and delivered cash
flow, after all sustaining capital expenditures, of $39m. This compares with $8m the previous year. There remains much
to do here, but the progress already made provides a solid
platform to begin the march back toward annual production
of 500,000oz in coming years.
In Australia, a major flood occurred in February, which
exceeded the one-in-one-hundred year record. Surface
infrastructure at Sunrise Dam was damaged and the
underground mine was inundated with water, which
disrupted underground operations for approximately four
months. In a related event, the main access ramp to the
active open pit was lost when a section of the pit wall failed.
Open pit mining was suspended for over six months while a
new access ramp was established. This caused a 62% drop
in output to 246,000oz and a concomitant rise in costs to
$1,367/oz. Graham Ehm’s team in Australia worked hard to
steady the operation while including in its long-term
development the exciting new discovery of the Vogue
orebody lying beneath the current workings. The new deposit
appears to be conducive to lower cost bulk mining and has
the potential to yield a resource of between 2Moz and 5Moz.
More detail on the long-term potential and future of this
operation will be provided during 2012.
In Continental Africa, Richard Duffy’s team made solid
progress towards stabilising a regional portfolio that has
provided its share of challenges in the past. In 2011, the work done to substantially improve the performance across the
continent gained traction, evidenced by the $921m increase
in EBITDA since 2008, when our new strategy was launched.
However, there remains urgent operating challenges for us
to address, particularly at Siguiri in Guinea, where a shortfall in grade curtailed production in 2011. The remedy here lies
in the aggressive drilling campaign already under way to
improve knowledge of the orebody. An ancillary benefit of this work was the discovery of a seemingly rich patch of ore close to the operating plant, which will further improve the long-
term growth prospects for this tier-one gold resource. Both
Sunrise Dam and Siguiri present the key operating challenges for us in the year ahead and plans are in place to ensure their fortunes improve.
Our South African region continued to hold its title as chief cash contributor to the group, with the highest quality and
best-run suite of assets in the country, and margins among
the best in the world. A decision taken early in the year to halt the extraction of the shaft pillar at TauTona, in the
interests of safety, cost 37,000oz, whilst Section 54
* Based on a predicted exchange rate of R7.40/$

P

AngloGold Ashanti Annual Integrated Report 2011
Letter from the chief executive officer
production stoppages cost another 73,000oz. A short
strike during the year, which cut production by some
45,000oz, presaged a mutually beneficial two-year
settlement with major unions which increased local payroll
costs by around 8.3%. Our engagement with our partners
in labour, while undeniably robust, remains constructive and respectful. An important outcome of the mining talks is the
undertaking in principle of all parties to investigate methods that will better utilise our fixed assets, which benefit from shift-work on only 270 of 365 days in any year, given
sporadic weekend work and extended vacation breaks.
In other jurisdictions, mines are typically operated for
330 days or more, per year. This represents a fortuitous
opportunity to not only improve production and returns from
enormous sunk infrastructure in South Africa, with no
significant capital commitment, but to arrest the declining
employment profile of the gold mining industry. We hope to
report on progress in this regard during 2012.
The gold market
While the operational ‘engine room’ of the business has never been in better shape, prevailing trends in the gold market
continue to give us cause for optimism. Demand and supply
fundamentals, as well as the reigning uncertainty in global
markets, all underpin a bull market now in its 10th year. Bullion touched a record closing price of $1,900/oz in September
2011 before settling lower at $1,563/oz at year-end. This
represented an 11% gain for 2011, significantly outperforming all benchmark equity indices across the globe.
Demand for gold from central banks the world over continued
to grow. After decades of selling, consumers adapted quickly to higher prices and gold exchange traded funds continued to
grow in popularity among investors of all kinds. Still, the supply response from the industry in these times of plenty remained somewhat muted as constraints to new production, including
remoteness, lack of infrastructure, permitting delays and a
dearth of new discoveries, intensified. Meanwhile, the price was driven higher by a range of factors in different markets, such as concerns over inflation in India and China, wrangling over lifting the debt ceiling in the US, and the intensification of the debt crisis threatening the Eurozone. We believe that a quick and clean resolution to any one of these challenges remains elusive in the short to medium term, ensuring on-going support of gold as a safe harbour investment for the foreseeable future.
It is important to note that once the overall macroeconomic
picture improves, the radically expanded balance sheets of the world’s largest economies are likely to present a serious
inflationary threat, potentially limiting downside for some time to come.
The equity market
While gold prices fared well, much of the investment
community remained perplexed at the relative poor
performance of gold equities which lagged the metal during
the year. In our view, general weakness in global equities,
alongside increased resource nationalism across the world, the constant threat of higher taxes and royalties in several
prominent operating jurisdictions, difficulties in achieving growth and operating targets, poorly judged acquisitions by
some peers, unchecked costs, and runaway capital
expenditure across the sector, were among the factors that
together conspired to dull investor appetite for gold stocks.
The impact on South African-domiciled gold stocks was
compounded by a proposal from the African National
Congress Youth League and others concerning nationalisation
of the country’s mining assets. While the government at all
levels has made clear that nationalisation will not form part of its policy – a view AngloGold Ashanti’s management fully
endorses – the increased rhetoric continued to receive
intensive coverage at home and abroad, which unsurprisingly
depressed gold equity valuations.
To counter these headwinds and improve the performance of
the equity, we initiated a concerted shareholder marketing
effort in the second half of the year to clearly communicate
AngloGold Ashanti’s relative value proposition and defuse fears over expropriation, which we believe to be largely unfounded.
We also worked to expound on the strategies in place to
further diversify the portfolio, to manage costs through the
ONE model, to increase output with an unmatched suite of
projects, to place continued focus on capital discipline and to further improve returns to shareholders.
Leadership in technology
We are pursuing an exciting opportunity in South Africa to
capture the benefits of technology to safely unlock a resource of more than 70Moz at the deeper reaches of our resource
base. Work is now into its second year with a multi-disciplinary, open consortium convened by AngloGold Ashanti, which

P

Letter from the chief executive officer
continued
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
counts among its members international luminaries like
General Electric, Schlumberger, 3M, Atlas Copco, ABB,
Sandvik, SNC Lavalin and a range of other specialists and
universities. We have formed teams to tackle a spectrum of
challenges ranging from data management and organisational
change, to environmental management, mine design, rock
breaking and underground logistics, among others. This puts
us at the forefront of the drive to extract minerals at depth, both safely and profitably. Far from being an academic
exercise, we plan to begin testing machinery and mining
methods developed by the consortium early next year at our
Vaal River operations.
Rather than look at alternatives, like replacing manual labour with mechanised, larger-scale mining methods, the thrust of
our prototype work will be in re-purposing existing tunnel
boring and ore-transport methods already in use elsewhere in the mining universe, and to remove the traditional, but
inherently inefficient and unsafe stop-start ‘drill-and-blast’
mining method. In addition to the obvious safety benefit,
shared research and development investment among several
parties makes this a cost-effective exercise. This, in turn, will open a wealth of opportunities for AngloGold Ashanti.
Robbie Lazare was an early champion of technology in his role as Executive Vice President: South Africa. During the year he was succeeded by Mike O’Hare, his long-time lieutenant with
a wealth of operating experience across the continent. Robbie continued work on the executive committee with a wider brief that encompassed long-term strategic planning, sustainability and job creation. He leaves AngloGold Ashanti in 2012 after
30 years of distinguished service, most recently in effecting the turnaround of the South African operations in 2009/2010. We
wish him well in his retirement.
Safety
A primary benefit of this technology’s application is the
creation of a safer workplace. There is no more eloquent
reminder of the urgency in creating a step-change
improvement in safety than the 15 colleagues who lost their
lives in accidents during the year. Nine of these fatalities were recorded in South Africa, three in Ghana, one in Brazil, one in
Colombia and one in Eritrea. These tragedies blight what
remains important progress made in lowering benchmark
incidence rates. Since 2006, injury frequency rates have
more than halved, and fatality rates are more than 60%
better, placing us well ahead of our South African peers.
There is no end to the effort and resources we will expend to eliminate injuries from our sites and 2012 will see this push continue as we accelerate the rollout of Project ONE. This
operating model carries with it a host of ancillary safety
benefits born of better planning and scheduling, as well as
heightened awareness of risk at all levels in the business. It is of vital importance that, as the fortunes of this business
improve, everyone enjoys the benefits, together.
Integrating sustainability into the
business
Through this Annual Integrated Report, we have tried to ‘paint a picture’ for stakeholders of all aspects of our business – the risks and opportunities we face, our objectives and targets, the strategies we have developed in response and indeed the
persona of the business. We recognise that ‘people are the
business’ – those within the company, those who interact with the company, and those around the company – and that we
have a duty and responsibility to engage and interact with
them, and to understand and to meet their expectations of
being a responsible citizen. A report such as this can only
provide a snapshot, however, and we have made more
detailed, specific and localised reporting on our website.
Although we have produced a separate Sustainability Report,
it is important to understand that sustainability as we
understand it is that which underlines the long-term viability of our business. An important development during the year has
been the development of a sustainable development
framework for the group which, like our values, will ensure a consistency of interaction and approach across the group, but that will address the needs embedded within specific
operations and locations.
Executive
In September 2011, we bade farewell to Thero Setiloane,
our executive vice president for sustainability. Thero has
joined Business Leadership South Africa, an organisation
representing the 84 largest businesses in South Africa, of
which AngloGold Ashanti is a member. In 2011, also
welcomed to the executive were Ria Sanz as Group General
Counsel, and Italia Boninelli as Executive Vice President –
people and organisational development.

P

AngloGold Ashanti Annual Integrated Report 2011
Letter from the chief executive officer
Ria joined AngloGold Ashanti in June 2011 and is responsible for the legal function for the group, compliance and company secretarial. Italia joined AngloGold Ashanti in October 2010 and is responsible for the company’s people strategy,
transformation and change management initiatives.
Looking ahead
We must redouble our efforts in 2012 to further press our
advantage and make clear to current and potential
shareholders the competitive edge in operational diversification, cash flow, returns and growth that set this business apart. With superior cash flows, we aim to fund all expansions from internal sources, as we improve the overall balance of the portfolio.
With additional contributions expected from Australia,
Continental Africa and our Americas regions, as well as a
steady contribution from our prized West Wits and Vaal River assets, South Africa will account for roughly 30% of production by 2014, from current levels of 37%.
The first of our greenfield projects that will take us to our medium-term production goal of between 5.4Moz and
5.6Moz, continued to progress well. Tropicana, in Western
Australia, concluded its first year in development and is on budget and on schedule to pour first gold in 2013, no mean
feat in the current operating environment. All the while, the resource base continued to grow as predicted, improving
the prospects that the elevated production planned for the
initial three years of operation can be sustained for a longer period. Similarly, the Kibali joint venture and the Mongbwalu project in the DRC continued to grow their endowments with
increased drilling, while still keeping to their timetables.
Funding of critical path items for both projects continued in the first quarter of 2012, ahead of board approval
anticipated in the first half of the year.
Of the raft of brownfield projects that will contribute to the medium-term growth target, the first, at Córrego do Sítio in
Brazil, began producing on schedule in November 2011,
while the work towards adding incremental production from
heap leach and underground sources at Cerro Vanguardia,
Argentina, continued apace. Our project teams also
continued work to complete final feasibility studies for the
Deep Sulphide project at Sadiola, Mali, and the further
expansion at CC&V in the US. The Continental Africa group,
with support from the technical development and
sustainability groups, made progress on the blueprint for long-
term growth at Obuasi, in Ghana. The fact that each of these projects are already permitted lends rigour and certainty to our growth plan and further sets us apart from peers.
Filling that project pipeline through exploration remains a
priority for us, as it has done for more than a decade. We
have a proud record of adding new ounces to our
endowment from greenfield and brownfield drilling, at less
than $30/oz over time. Strong reserve and resource additions were made in the US, Colombia and Australia, which helped
grow reserves by 6% to 75.6Moz and resources by 5% to
230.9Moz. Rather than focus on large acquisitions to fuel
growth, as several of our peers are forced to do owing to a
lack of exploration success, our primary goal is to continue to grow resources through the drill-bit. This provides the best return on investment available.
The exploration budget of $465m for 2012 includes spending
on feasibility studies, with a focus on advancing projects and adding ounces at properties including those in Australia, the
DRC, Egypt, the Solomon Islands, Guinea, Colombia, Brazil
and the US. Our world-class exploration team has four
greenfield discoveries under its belt and continues to
dominate some of the best real estate in the gold sector. We believe more significant discoveries will follow.
In closing, I would again like to thank our shareholders for their loyalty as well as our host communities and
governments for continuing to work with us in responsibly
developing their mineral patrimony. And to every one of my
colleagues at AngloGold Ashanti, thank you again for
another year of focus and hard work in a year that presented its fair share of challenges, as we moved toward our long-
term goal of building the world’s leading mining company.
Mark Cutifani
Chief executive officer
16 March 2012

Each year, we will report back to shareholders on the progress that we have made towards achieving these targets. The social licencing targets were only introduced in 2011 and we will report against these in 2012.
Progress against targets
Target
Progress
2010 – 2011
Safety:
P
34
Five-year targets and scorecard
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
In 2010, the AngloGold Ashanti board agreed a set of five-year targets for the period 2011 to 2015. These five-year targets are aligned with our strategy.
AngloGold Ashanti may not be able to reach these goals. Refer to the section titled ‘Forward-Looking Statements’ on p.1 of this report, to the section titled ‘Risk review’ on page 15 of this report, and to the section titled ‘Risk Management and Risk Factors’
in the Annual Financial Statements.
Five-year targets (2011 to 2015)
Delivery targets
Five-year delivery targets
Relevant performance indicators
Safety
All injury frequency rate (AIFR) of less than
All injury frequency rate
9 per million hours worked
Productivity
20% improvement in productivity (base year 2010)
Productivity per total employee costed
Environmental performance
30% reduction in reportable incidents
Number of reportable environmental incidents*
(base year 2010)
Production volumes
20% increase in production to between
Total gold production
5.4Moz and 5.6Moz (base year 2010)
Total cash costs
20% decrease in real unit costs
Total cash costs ($/oz)
(excluding mining inflation, royalty and
fuel price impact) (base year 2010)
Financial performance
Delivery of returns to shareholders of 15% through
Return on shareholders equity
the cycle
Social licencing
40% improvement through to 2015
Number of operational interruptions
Approvals withheld or delayed on account of
inadequate community engagement
Value added through community engagement
Base: Actual three-year rolling average
2008 to 2010 of 13.68 per million
hours worked
Actual 2011: 9.76 per million hours
worked
Improvement on base rate
of 29%
Target: To achieve an
AIFR of less than
9 per million hours
worked, we must
reduce our AIFR by
34% by 2015.
(per million hours worked)
29%
decrease
(2010-2011)
13.68
9.76
9
AIFR
Base rate
2011
2015 target

P

Progress against targets
Target
Progress
2010 – 2011
AngloGold Ashanti Annual Integrated Report 2011
Five year targets and our progress against them
Return on total shareholder equity:
Base: 20%
Actual 2011: 25%
Target exceeded in 2011
Return on net capital
employed 2011: 20%
Target: To achieve a
return on total
shareholder equity of
15% through the cycle
to 2015.
(%)
20
25
15
Return on shareholder equity
Base rate
2011
2015 target
25%
increase
(2010-2011)
Productivity:
Base: 9.15oz/TEC in 2010
Actual 2011: 9.32oz/TEC in 2011.
Improvement from base rate
of 1.85%
Target: To achieve a
20% improvement in
productivity (oz/TEC),
we must increase
productivity to
10.98oz/TEC by 2015.
(oz/TEC)
9.15
9.32
10.98
Productivity
Base rate
2011
2015 target
1.85%
increase
(2010-2011)
Environmental performance:
Base: 27 environmental incidents
reported in 2010
Actual 2011: 27 environmental
incidents reported in 2010
Continental African sustainability
projects should improve performance
Target: To achieve a
30% reduction in
reportable incidents, we
must reduce the number
of environmental
incidents to less than 19
a year by 2015.
27
27
19
Environmental incidents
Base rate
2011
2015 target
no improvement
(2010-2011)
Production:
Base: 4.51Moz in 2010.
Actual 2011: 4.33Moz
2011 actual production adversely
affected by floods in Australia and
Section 54 stoppages in South Africa
Target: To produce
between 5.4Moz and
5.6Moz by 2015, we
must increase
production by at least
20% by 2015.
(Moz)
4.51
4.33
5.4
Production
Base rate
2011
2015 target
4%
decrease
(2010-2011)
Total cash costs:
Base: $638/oz
Actual 2011: $728/oz ($645/oz
excluding mining inflation, royalty and
fuel price impact)
2011 actual unit cash cost
performance affected by production
The impact in 2011 compared to 2010
of foreign currencies against the
US dollar was not significant
Target: To achieve a
20% improvement in
real unit costs by 2015,
we must reduce real
unit costs to $510/oz by
2015.
($/oz)
638
645
510
Total cash costs
Base rate
2011
2015 target
1%
increase
(2010-2011)

P

Operations at a glance
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
Attributable tonnes
Average
Attributable
treated/milled
grade recovered
gold production
(Mt)
(g/t)
(000oz)
Operation
2011
2010
2009
2011
2010
2009
2011
2010
2009
South Africa
1,624
1,785
1,797
Vaal River
Great Noligwa
0.5
0.7
0.9
5.58
5.99
5.73
94
132
158
Kopanang
1.5
1.6
1.6
6.47
6.13
6.74
307
305
336
Moab Khotsong
0.9
1.0
0.8
9.39
9.03
9.36
266
292
247
Tau Lekoa
(1)
–
0.6
1.2
–
3.32
3.32
–
63
124
Surface operations
10.7
10.2
9.7
0.48
0.54
0.53
164
179
164
West Wits
Mponeng
1.6
1.7
1.9
9.71
9.48
8.66
500
532
520
Savuka
0.2
0.1
0.2
6.69
5.30
5.45
49
22
30
TauTona
(2)
1.0
1.1
1.5
7.55
7.01
7.29
244
259
218
Continental Africa
1,570
1,492
1,585
Ghana
Iduapriem
4.3
3.4
3.4
1.44
1.70
1.72
199
185
190
Obuasi
(2)
2.0
2.6
4.6
4.82
5.16
5.18
313
317
381
Guinea
Siguiri (85%)
9.7
8.8
8.8
0.79
0.97
1.11
249
273
316
Mali
Morila (40%)
1.8
1.7
1.7
1.70
1.70
2.47
99
95
137
Sadiola (41%)
(3)
2.0
1.8
1.7
1.90
2.04
2.52
121
118
135
Yatela (40%)
(4)
1.1
1.2
1.1
1.04
1.23
3.62
29
60
89
Namibia
Navachab
1.4
1.5
1.3
1.46
1.80
1.58
66
86
65
Tanzania
Geita
3.9
4.7
4.5
3.98
2.36
1.89
494
357
272
Australasia
246
396
401
Australia
Sunrise Dam
3.6
3.6
3.9
2.16
3.40
3.22
246
396
401
Americas
891
842
816
Argentina
Cerro Vanguardia (92.5%)
1.0
1.0
0.9
6.23
6.11
6.51
196
194
192
Brazil
AGA Mineração
(2)
1.7
1.6
1.5
7.43
7.21
7.02
361
338
329
Serra Grande (50%)
0.6
0.6
0.5
3.59
4.05
4.52
67
77
77
United States
Cripple Creek & Victor
(4)
20.3
20.6
18.7
0.39
0.43
0.46
267
233
218
AngloGold Ashanti
4,331
4,515
4,599
(1)
Sold in August 2010.
(2)
The yields of TauTona, Obuasi and AGA Mineração represent underground operations.
(3)
Prior to 29 December 2009, AngloGold Ashanti’s shareholding in Sadiola was 38%.
(4)
The yields of Yatela and Cripple Creek & Victor reflect recoverable gold placed/tonnes placed from heap leach operations.

P

Capital
Total cash costs
expenditure
($/oz)
($m)
Operation
2011
2010
2009
2011
2010
2009
South Africa
694
598
466
532
424
385
Vaal River
Great Noligwa
1,194
884
794
29
24
24
Kopanang
681
613
406
92
61
58
Moab Khotsong
689
588
424
147
120
104
Tau Lekoa
(1)
–
921
718
–
10
17
Surface operations
660
485
341
5
3
3
West Wits
Mponeng
546
453
329
172
122
109
Savuka
864
1,100
1,115
8
9
13
TauTona
818
700
559
79
75
57
Continental Africa
765
712
608
420
234
198
Ghana
Iduapriem
853
666
516
73
17
28
Obuasi
862
744
630
132
109
94
Exploration and other
–
–
–
–
1
2
Guinea
Siguiri (85%)
862
643
519
15
10
22
Non-controlling interests and exploration
–
–
–
3
2
4
Mali
Morila (40%)
(2)
810
715
527
1
1
4
Sadiola (41%)
(2) (3)
792
650
488
14
8
4
Yatela (40%)
(2)
1,543
807
368
1
2
1
Namibia
Navachab
1,038
727
622
48
14
20
Tanzania
Geita
536
777
954
58
38
19
Democratic Republic of the Congo
Kibali (45%)
(2)
–
–
–
73
30
–
Other
–
–
–
2
2
–
Australasia
1,431
982
662
102
40
177
Boddington (33.33%)
–
–
–
–
–
146
Sunrise Dam
1,367
957
646
27
29
31
Tropicana (70%)
–
–
–
73
10
–
Exploration and other
–
–
–
2
1
–
Americas
528
432
362
456
311
258
Argentina
Cerro Vanguardia (92.5%)
393
366
355
73
38
17
Brazil
AGA Mineração
525
407
339
259
142
84
Serra Grande (50%)
767
481
406
22
26
33
United States
Cripple Creek & Victor
564
493
376
67
73
87
Other
Non-controlling interests and exploration
–
–
–
35
32
37
Other
–
–
–
17
6
9
Sub-total
1,527
1,015
1,027
Equity-accounted investments included above
(88)
(42)
(8)
AngloGold Ashanti
728
638
514
1,439
973
1,019
(1)
Sold in August 2010.
(2)
Equity-accounted investments.
(3)
Prior to 29 December 2009, AngloGold Ashanti’s shareholding in Sadiola was 38%.
AngloGold Ashanti Annual Integrated Report 2011
Operations at a glance

P

Average number of
All injury frequency
people employed
rate (per million
Reportable
(including contractors)
hours worked)
environmental incidents
Operation
2011
2010
2009
2011
2010
2009
2011
2010
2009
South Africa
(1)
32,082
35,660
37,425
15.57
16.69
17.72
12
10
35
Vaal River
Great Noligwa
2,967
3,315
4,739
23.92
21.63
17.51
Kopanang
5,892
5,938
6,059
23.18
21.86
22.71
Moab Khotsong
6,581
6,452
6,069
20.48
19.72
28.82
Tau Lekoa
(2)
–
2,737
3,114
–
32.41
26.39
Surface operations
745
374
234
6.44
5.99
9.10
West Wits
Mponeng
5,788
5,778
6,029
15.39
15.93
14.31
Savuka
815
981
1,054
8.39
7.69
13.23
TauTona
4,507
4,609
4,293
13.36
19.03
15.84
Other
4,787
5,476
5,834
–
–
–
Continental Africa
16,539
15,761
15,267
3.03
5.26
6.09
14
16
15
Ghana
Iduapriem
1,543
1,483
1,447
6.61
9.73
12.26
–
5
5
Obuasi
5,538
5,722
5,759
2.37
2.86
4.73
14
6
10
Guinea
Siguiri (100%)
3,666
3,170
2,973
1.27
6.15
5.54
–
3
–
Mali
Morila (40%)
(3) (4)
328
356
421
–
–
–
–
–
–
Sadiola (41%)
(4)
756
726
582
2.44
1.65
2.31
–
1
–
Yatela (40%)
(4)
377
352
321
1.52
2.28
5.54
–
–
–
Namibia
Navachab
790
687
578
2.00
25.60
26.30
–
–
–
Tanzania
Geita
3,541
3,265
3,186
3.60
5.38
5.56
–
1
–
Australasia
509
494
1,776
18.11
13.10
8.64
1
–
1
Australia
Sunrise Dam
509
494
455
19.40
13.65
8.94
1
–
1
Boddington
–
–
1,321
–
–
–
–
–
–
Americas
7,389
6,582
5,884
6.33
5.66
7.12
–
1
–
Argentina
Cerro Vanguardia (100%)
1,644
1,242
1,069
1.59
8.08
9.34
–
1
–
Brazil
AGA Mineração
3,825
3,426
2,964
4.05
2.62
4.19
–
–
–
Serra Grande (100%)
1,339
1,268
1,289
3.48
7.22
8.99
–
–
–
United States
Cripple Creek & Victor
581
646
562
19.80
12.26
15.80
–
–
–
Other, including corporate
and non-gold producing
subsidiaries
4,723
3,549
3,012
–
–
–
–
–
–
AngloGold Ashanti
61,242
62,046
63,364
9.76
11.50
12.88
27
27
51
(1)
Environmental incidents reported on a regional basis.
(2)
Sold in August 2010.
(3)
Safety statistics for Morila are reported by Randgold Resources, the operator of this mine, and are not included in AngloGold Ashanti’s statistics as this operation is not managed by AngloGold Ashanti.
(4)
Average number of employees are attributable.
Operations at a glance
continued
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance

P

Total water
Total greenhouse
Total energy usage
consumption
gas emissions
(Million GJ)
(ML)
(ktCO
2
e)
Operation
2011
2010
2009
2011
2010
2009
2011
2010
2009
South Africa
11.68
12.37
12.34
18,821
20,896
19,649
3,079
3,419
3,396
Vaal River
6.09
6.76
7.03
13,572
15,587
14,330
1,574
1,812
1,894
West Wits
5.58
5.61
5.31
5,249
5,309
5,319
1,505
1,607
1,503
Continental Africa
11.49
11.30
11.13
27,114
24,432
26,344
957
936
969
Ghana
Iduapriem
0.98
1.03
1.05
408
99
137
93
93
99
Obuasi
1.52
1.53
1.61
8,567
8,369
9,973
203
199
244
Guinea
Siguiri (85%)
2.43
2.37
2.06
6,097
5,265
3,920
184
179
156
Mali
Morila (40%)
Sadiola (41%)
2.00
1.84
1.81
5,992
5,777
6,755
148
137
135
Yatela (40%)
0.62
0.53
0.53
1,036
744
1,024
46
39
39
Namibia
Navachab
0.59
0.54
0.47
1,043
1,080
996
31
28
24
Tanzania
Geita
3.35
3.46
3.58
3,970
3,101
3,539
251
261
271
Australasia
2.14
2.27
2.02
4,198
(1)
3,515
(1)
3,720
(1)
130
153
136
Australia
Sunrise Dam
2.14
2.27
2.02
4,059
3,485
3,703
130
153
136
Americas
5.19
4.68
4.31
6,750
5,817
5,426
343
309
287
Argentina
Cerro Vanguardia (92.5%)
1.48
1.37
1.26
939
1,057
818
103
95
86
Brazil
AGA Mineração
1.12
1.03
0.94
3,174
2,691
2,703
21
20
15
Serra Grande (50%)
0.45
0.44
0.41
429
393
51
13
13
12
United States
Cripple Creek & Victor
2.13
1.83
1.71
2,207
1,676
1,854
207
181
173
AngloGold Ashanti
30.49
30.63
29.81
56,883
54,660
55,138
4,509
4,817
4,788
(1)
Australasia total includes groundwater usage at Tropicana of 139ML in 2011, 30ML in 2010 and 17ML in 2009.
AngloGold Ashanti Annual Integrated Report 2011
Operations at a glance

P

Review of operations and projects
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
EXTENSIVE
PROVIDES OPTIONS
Continental Africa
DRC
Kibali
Mongbwalu
Ghana
Iduapriem
Obuasi
Guinea
Siguiri
Mali
Morila
Sadiola
Yatela
Namibia
Navachab
Tanzania
Geita
Americas
Argentina
Cerro Vanguardia
Brazil
AGA Mineração
Serra Grande
Colombia
Gramalote
La Colosa
United States of America
Cripple Creek & Victor
Australasia
Australia
Sunrise Dam
Tropicana
South Africa
Vaal River
Great Noligwa
Kopanang
Moab Khotsong
Surface operations
West Wits
Mponeng
Savuka
TauTona
1
1
2
2
2
2
2
2
3
3
3
3
4
4
4
2
3

P

AngloGold Ashanti Annual Integrated Report 2011
Review of operations and projects
In 2011, AngloGold Ashanti produced 4.33Moz of gold
(2010: 4.52Moz) as well as 1.38Mlbs of uranium, 2.96Moz of
silver and 206.54 tonnes of sulphuric acid as by-products, and employed 61,242 people, including contractors, at year-end.
Increased gold production in the Americas and Continental
Africa regions was insufficient to offset declines in South Africa and Australasia where workplace disruptions and floods
respectively hampered output.
Our exploration programme is extensive yet focused, and
we have five significant greenfield projects – Gramalote and
La Colosa in Colombia, Mongbwalu and Kibali in the DRC and
Tropicana in Australia.
The group’s operations are divided into the following regions:
•
South Africa – includes operations in South Africa;
•
Continental Africa – includes operations in Ghana, Guinea,
Mali, Namibia and Tanzania;
•
Australasia – includes the operation in Australia; and
•
Americas – includes operations in Argentina, Brazil and the
United States.
Accordingly the operations review that follows has been
undertaken on this basis.
For a more detailed account of operational performance, refer to the Annual Financial Statements
and our website at
www.aga-reports.com.
FS
09
Group capital expenditure
($m)
10
11
1,027
1,015
1,527
Capital expenditure by region
($m)
South Africa
$532m
Continental Africa
$420m
Americas
$456m
Australasia
$102m
Gold production by region
(%)
South Africa
37%
Continental Africa
36%
Americas
21%
Australasia
6%
Contribution to group revenue
by product
(%)
Gold
97%
Uranium
1%
Silver
1%
Sulphuric acid
1%
Average number of employees
by region
South Africa
32,082
Continental Africa
16,539
Americas
7,389
Australasia
509
Other                                           4,723
(including corporate, greenfield
exploration and non-gold
producing subsidiaries)

P

Review of operations and projects
continued
– South Africa
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
In South Africa, AngloGold Ashanti has six deep-level mines
and two surface operations. These operations are:
•
Vaal River operations – Great Noligwa, Kopanang, Moab
Khotsong, including surface operations; and
•
West Wits operations – Mponeng, Savuka and TauTona.
These operations produced 1.62Moz of gold in 2011,
equivalent to 37% of group production (Vaal River operations,
51%, and West Wits operations, 49%) and 1.38Mlb of
uranium as a by-product. The South African operations
employed an average of 32,082 people (2010: 35,660).
Regrettably, there were nine fatalities during the year. The AIFR improved from 17.72 per million hours worked in 2009 to
15.56 in 2011.
Total cash costs in US dollar terms increased by 16% to
$694/oz. Mponeng with a cash cost of $546/oz, was the
lowest cost producer in the region. The South African
operations faced operating challenges during the year,
including a strong rand in the first half, continued interruptions from Section 54 safety-related stoppages, an industry-wide
strike in the third quarter and a decision taken in the first quarter to halt mining the main shaft pillar at TauTona to
mitigate safety risk.
Capital expenditure for the region totalled $532m, an
increase of 25% on the $424m spent in 2010. The bulk of this was spent at Mponeng ($172m), Moab Khotsong ($147m),
Kopanang ($92m) and TauTona ($79m).
AngloGold Ashanti’s Mineral Resource in South Africa totalled
97.63Moz at year-end, and an Ore Reserve of 32.43Moz.
The region has developed a framework to address socio-
economic focus areas within and outside of the business over a three-year period. This involves government, social and
industry partnerships to address economic gaps created
as the operations mature, and production tapers off over a
10-year period.
on pages 20 to 21.
SR
Risk/uncertainty/challenges
Improving safety performance, particularly in respect
of deep level mine seismicity
Skills shortages and labour relations
Asset integrity relating to aging mine infrastructure
Moab Khotsong and Mponeng life extension projects
Changes to regulatory environment
Potential for inter-mine flooding
Current and legacy groundwater and surface water
pollution
Further development of technology and innovation
strategy to enable safer, deeper mining
Development of socio-economic development
strategy to address technological advances and to
comply with mining licences
Potential disruptions to power supply
Mitigation of potential health impacts, including
silicosis and noise-induced hearing loss (NIHL),
tuberculosis (TB) and HIV/AIDS
oneERP implementation
Gold Average
production number of
Operations
(000oz)           employees
(1)
South Africa
Vaal River
Great Noligwa
94 2,967
Kopanang 307 5,892
Moab Khotsong 266 6,581
Surface operations 164 745
West Wits
Mponeng
500 5,788
Savuka 49 815
TauTona 244 4,507
1
1
(1)
Including contractors

P

AngloGold Ashanti Annual Integrated Report 2011
Review of operations and projects
09
South Africa – gold production
(000oz)
10
11
1,797 1,785
1,624
09
South Africa – capital expenditure
($m)
10
11
385
424
532
09
10
11
37,425
35,660
*
Including contractors
32,082
South Africa – average number
of employees
*
32,082
people
employed
1,624
000oz
$532
m
South Africa – contribution
to production by mine
(%)
Mponeng 31%
Kopanang 19%
Moab Khotsong 16%
TauTona                                      15%
Surface operations 10%
Great Noligwa 6%
Savuka 3%
09
(number of injuries and fatalities per million hours worked)
10
11
17.72
16.69
15.56
South Africa – AIFR
South Africa: contribution to
group production
(%)
South Africa region 37%
Rest of
AngloGold Ashanti
63%

P

South Africa – key financial and non-financial statistics
2011
2010
2009
Pay limit
oz/t
0.54
0.53
0.50
g/t
11.98
12.02
12.94
Recovered grade*
oz/t
0.232
0.212
0.201
* underground sources
g/t
7.95
7.28
6.90
Gold production
000oz
1,624
1,785
1,797
Total cash costs
$/oz
694
598
466
Total production costs
$/oz
910
809
617
Capital expenditure
$m
532
424
385
Number of employees
32,082
35,660
37,425
Employees
28,176
31,723
33,355
Contractors
3,906
3,937
4,070
Number of fatalities
9
10
12
Fatal injury frequency rate
per million hours worked
0.11
0.12
0.13
All injury frequency rate
per million hours worked
15.57
16.69
17.72
New cases of silicosis submitted to the MBOD
263
459
409
Compensable cases of NIHL
69
64
77
New cases of TB identified
541
821
974
New cases of occupational lung disease (OLD) identified
169
387
678
Number of employees undertaking voluntary counselling and testing (VCT)
19,133
23,653
30,002
Number of employees on anti-retroviral therapy (ART)
2,378
2,459
2,216
Water usage
ML
18,821
20,896
19,649
Energy usage   – direct
Million GJ
0.75
0.84
0.88
– indirect
Million GJ
10.93
11.53
11.46
Greenhouse gas emissions
CO
2
e (000t)
3,079
3,419
3,396
Cyanide used
(t)
3,913
4,575
4,689
Reportable environmental incidents
12
10
35
Community investment
$000
3,670
3,242
2,962
Review of operations and projects
continued
– South Africa
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance

P

AngloGold Ashanti Annual Integrated Report 2011
Review of operations and projects
Gold Average
production number of
Operations (000oz) (1) employees (2)(3)
Ghana
Iduapriem 199 1,543
Obuasi 313 5,538
Mali
Morila 99 328
Sadiola 121 756
Yatela 29 377
Guinea
Siguiri 249 3,666
Namibia
Navachab 66 790
Tanzania
Geita 494 3,541
Average
number of
Projects employees
(2)(3)
DRC
Kibali (4) 688
Mongbwalu (4) 603
Risk/uncertainty/challenges
All operations:
Employee safety
Skills shortages
Compensation practices (for land)
Changes to regulatory and fiscal environment
oneERP implementation
Ghana:
Delivery on production targets
Social issues arising from heightened community expectations and artisanal and small scale mining (ASM)
Environmental permitting and process water management
Security incidents
Asset integrity relating to aging mine infrastructure
Potential for energy shortages
Mali:
Delivery on production targets
Social issues arising from heightened community expectations and ASM
Environmental permitting and process water management
Planning for closure
Guinea:
Social issues arising from heightened community expectations and ASM
Security incidents
Potential for energy shortages
Tanzania:
Labour relations/union negotiations
Social issues arising from heightened community expectations and ASM
Environmental permitting and process water management
Security incidents
DRC:
Delivery of project into production
Social issues arising from heightened community expectations and ASM
Environmental permitting and process water management
Security incidents
Potential for energy shortages
Increased legislation and initiatives in response to concerns regarding the potential for gold to contribute to conflict
1
1
1
2
2
3
3
5
5
6
2
3
4
4
5
6
6
(1)
Attributable production
(2)
Including contractors
(3)
Average number of employees are attributable
(4)
Feasibility projects

Review of operations and projects
continued
– Continental Africa
P
46
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
Continental Africa – contribution
to group production
(%)
Continental Africa 36%
Rest of
AngloGold Ashanti
64%
09
(number of injuries and fatalities per million hours worked)
10
11
6.09
5.26
3.03
Continental Africa – AIFR
09
Continental Africa –
attributable gold production
(000oz)
10
11
1,585
1,492
1,570
09
Continental Africa –
capital expenditure
($m)
10
11
198
234
420
09
10
11
15,267
15,761
*
Including contractors
16,539
Continental Africa –
average number of employees
*
16,539
people
employed
1,570
000oz
$420
m
AngloGold Ashanti has eight mining operations in its
Continental Africa region:
•
Iduapriem and Obuasi in Ghana;
•
Siguiri in Guinea;
•
Morila, Sadiola and Yatela in Mali;
•
Navachab in Namibia; and
•
Geita in Tanzania.
Combined production from these operations increased by 5%
to 1.57Moz of gold in 2011, equivalent to 36% of group
production. Declines in production at the Siguiri, Obuasi,
Yatela and Navachab operations were more than made up by
increases at Geita especially, and at Iduapriem, Sadiola and
Morila. Production at Geita rose by 38%.
Total cash costs increased by 7% to $765/oz, with Geita in
Tanzania being the best performer on the cost front with a
cash cost of $536/oz for the year. In all, these operations
employed 16,539 people, including contractors, 778 more
than in 2010. Regrettably, three contractor employees lost
their lives in occupational accidents during 2011. The AIFR
was 3.03 per million hours worked, a significant
improvement as compared to 6.09 per million hours worked
recorded in 2009. Total capital expenditure for the region
Continental Africa – contribution
to production by mine
(%)
Geita                                            31%
Obuasi 20%
Siguiri 16%
Iduapriem 13%
Sadiola 8%
Morila 6%
Navachab 4%
Yatela 2%

P

AngloGold Ashanti Annual Integrated Report 2011
Review of operations and projects
Continental Africa – key financial and non-financial statistics
2011
2010
2009
Pay limit
oz/t
0.036
0.040
0.044
g/t
1.235
1.371
1.505
Recovered grade
oz/t
0.055
0.052
0.054
g/t
1.87
1.79
1.86
Gold production
000oz
1,570
1,492
1,585
Total cash costs
$/oz
765
712
608
Total production costs
$/oz
987
867
720
Capital expenditure
$m
420
234
198
Number of employees
16,539
15,761
15,267
Employees
9,783
9,684
9,789
Contractors
6,756
6,077
5,478
Number of fatalities
3
5
3
Fatal injury frequency rate
per million hours worked
0.05
0.09
0.06
All injury frequency rate
per million hours worked
3.03
5.26
6.09
Number of cases of malaria identified
3,012
4,488
6,400
Malaria incidence rate at affected operations
(1)
per 100 employees
17.6
27.6
45.0
Number of employees undertaking voluntary counselling and testing (VCT)
7,745
8,162
9,957
Number of employees on anti-retroviral therapy (ART)
225
121
162
Water usage
ML
27,114
24,432
26,344
Energy usage   – direct
Million GJ
9.52
9.40
9.20
– indirect
Million GJ
1.96
1.90
1.93
Greenhouse gas emissions
CO
2
e (000t)
957
936
969
Cyanide used
(t)
14,219
12,797
15,975
Reportable environmental incidents
14
16
15
Community investment
$000
13,502
8,047
5,525
(1)
Recalculated using a method for standardising employee numbers.
was $420m, an increase of almost 79% on the $234m spent
in 2010. The bulk of this was spent at the Obuasi and
Iduapriem operations in Ghana, Geita in Tanzania and
Navachab in Namibia.
The attributable Mineral Resource of the mining operations in
Continental Africa totalled 76.50Moz at year-end, and an
attributable Ore Reserve of 28.02Moz.
AngloGold Ashanti also has an active greenfield exploration
programme, principally in the DRC, focused on the Mongbwalu
concession and the Kibali joint venture with Randgold
Resources and the DRC government. This is in addition to
brownfield exploration being conducted in and around existing operations. For further information on the group’s exploration programme in Continental Africa, see the global exploration
section of this report.
In 2011, the Continental Africa region progressed development of a transformation model to address sustainability issues that have affected the region. Refer to the Sustainability Report
– Regional Sustainability Strategies, pages 22 to 23.
SR

P

In the Americas region, an important growth area for the
company, AngloGold Ashanti has:
•
in Argentina, the Cerro Vanguardia mine;
•
in Brazil, two business units, the AngloGold Ashanti
Córrego do Sítio Mineração (AGA Mineração) and Serra
Grande operation;
•
in Colombia, Gramalote and La Colosa projects; and
•
in the United States, the Cripple Creek & Victor mine.
Combined production from these operations increased by 6%
to 891,000oz of gold in 2011, increasing its contribution to group production to 21% (2010: 19%).
Total cash costs increased by 22% to $528/oz. The stronger
real and scarce mining skills along with accelerating inflation across the South American jurisdictions presented significant cost pressures during the year. Total capital expenditure for the region was $456m, an increase of 47% on the $311m spent in
2010. The bulk of this was expended at AGA Mineração,
Cripple Creek & Victor and Cerro Vanguardia projects.
In all, 7,389 people including contractors, were employed,
807 more than in 2010. Regrettably, two contractor employees lost their lives in occupational accidents during 2011. The first in Brazil, where a worker was run over by a tractor on a
construction site, and the second in Colombia where a worker
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
Review of operations and projects
continued
– Americas
Risk/uncertainty/challenges
All operations:
Employee safety
Skills shortages
Changes in regulatory and fiscal environment
OneERP implementation
Argentina:
Delivery on production targets
Potential for energy shortages
Labour relations
Brazil:
Environmental permitting and process
water management
Environment and health legacy issues
USA:
Water scarcity
Colombia:
Social issues arising from heightened
community expectations and ASM
Environmental permitting and process
water management
Security incidents
Gold Average
production
(1)
number of
Operations                               (000oz)
employees (2)
Argentina
Cerro Vanguardia 196 1,644
Brazil
AGA Mineração 361 3,825
Serra Grande 67 1,339
United States
Cripple Creek & Victor 267 581
Average
number of
Projects employees
Colombia
Gramalote (3) 246
La Colosa (3) 550
1
1
1
2
2
2
3
3
4
4
4
2
3
4
(1)
Attributable production
(2)
Including contractors
(3)
Feasibility projects

P

AngloGold Ashanti Annual Integrated Report 2011
Review of operations and projects
Americas – contribution to
group production
(%)
Americas 21%
Rest of
AngloGold Ashanti
79%
09
Americas – capital expenditure
($m)
10
11
258
311
456
09
Americas – gold production
(000oz)
10
11
816
842
891
Americas – contribution to
production by operation
(%)
AGA Mineração 40%
Cripple Creek & Victor 30%
Cerro Vanguardia 22%
Serra Grande 8%
09
(number of injuries and fatalities per million hours worked)
10
11
7.12
5.66
6.33
Americas – AIFR
was inundated by a naturally occurring landslide after
unusually heavy rainfall. The AIFR was 6.33 per million hours worked as compared to 7.12 in 2009.
The total Mineral Resource across the Americas, attributable to AngloGold Ashanti, was 49Moz at the end of 2011 and the
attributable Ore Reserve was 11Moz.
A far-reaching greenfield exploration programme is underway
in the Americas region, most notably in Colombia, South
America, where AngloGold Ashanti has extensive land
holdings. Two significant greenfield discoveries – Gramalote and La Colosa – together account for 18Moz of the Americas’
Mineral Resource. Exploration activities are conducted by
either AngloGold Ashanti teams or together with joint venture partners, in Canada, Brazil and Argentina. See global
exploration section of this report for further details.
09
10
11
5,884
6,582
*
Including contractors
7,389
Americas – average number
of employees
*
7,389
people
employed
891
000oz
$456
m

P

Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
Americas – key financial and non-financial statistics
2011
2010
2009
Pay limit
oz/t
0.026
0.025
0.03
g/t
0.891
0.843
0.95
Recovered grade
oz/t
0.034
0.034
0.037
g/t
1.15
1.17
1.25
Gold production
000oz
891
842
816
Total cash costs
$/oz
528
432
362
Total production costs
$/oz
765
615
496
Capital expenditure
$m
456
311
258
Number of employees
7,389
6,582
5,884
Employees
5,273
4,737
4,233
Contractors
2,116
1,845
1,651
Number of fatalities
2
–
–
Fatal injury frequency rate
per million hours worked
0.10
–
–
All injury frequency rate
per million hours worked
6.33
5.66
7.12
Water usage
ML
6,750
5,817
5,426
Energy usage   – direct
Million GJ
4.15
3.78
3.61
– indirect
Million GJ
1.04
0.90
0.70
Greenhouse gas emissions
CO
2
e (000t)
343
309
287
Cyanide used
(t)
4,795
4,531
4,666
Reportable environmental incidents
–
1
–
Community investment
$000
4,939
5,480
2,804
Review of operations and projects
continued
– Americas

P

AngloGold Ashanti Annual Integrated Report 2011
Review of operations and projects
AngloGold Ashanti’s sole operating mine in the Australasia
region is Sunrise Dam in Australia. Development of the
Tropicana project, proceeds apace.
Production from Australasia declined by 38% to 246,000oz
in 2011. This was equivalent to 6% of group production.
This unforeseen decline in production was due entirely to the flood-related work stoppage, with excessive rainfall resulting in operations both underground and at the open pit being
affected for approximately six months.
Total cash costs increased by 46% to $1,431/oz, while in local currency, total cash costs rose 30% to A$1,386/oz, due
primarily to the increase in the unwinding of deferred stripping costs. In all, 509 people, including contractors were employed at the Sunrise Dam operation. Scarce mining skills, the
stronger Australian dollar and accelerating inflation presented significant cost pressure during the year.
Total capital expenditure for the region more than doubled to
$102m, the bulk of which ($73m) was spent on Tropicana
project, which is scheduled to begin production in 2013. Most of this was spent on the main access road, accommodation
and operational readiness.
The Tropicana gold mine is being developed by AngloGold
Ashanti (70%) and joint venture partner, Independence Group
Ltd. (30%). AngloGold Ashanti is managing the Tropicana
project and has also undertaken an extensive exploration
programme in the area that covers some 13,500km
2
of
tenements along a 600km strike length. This area in Western
Australia is considered one of the most prospective for new
gold discoveries in Australia.
The attributable Mineral Resource for Australasia totalled
7.45Moz at year-end, and an attributable Ore Reserve of
4.26Moz.
2
Gold Average
production (1) number of
Operation (000oz) employees (2)
Western Australia
Sunrise Dam 246 509
Average
number of
Project employees (2)
Tropicana (3) 132
Risk/uncertainty/challenges
Employee safety, especially effective
contractor management at Tropicana
Skills shortages
Compliance with changing regulatory
and fiscal environment
Flooding and potential impact of
climate change
Development of a regional community
plan
OneERP implementation
1
1
2
2
Australasia – contribution to
group production
(%)
Australasia
6%
Rest of
AngloGold Ashanti
94%
(1)
Attributable production
(2)
Including contractors
(3)
Development project
09
Australasia – gold production
(000oz)
10
11
401
396
246
246
000oz

P

Review of operations and projects
continued
– Australasia
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
Australasia – key statistics
2011
2010
2009
Pay limit
oz/t
0.10
0.14
0.08
g/t
3.00
4.32
2.45
Recovered grade
oz/t
0.063
0.099
0.094
g/t
2.16
3.40
3.22
Gold production
000oz
246
396
401
Total cash costs
$/oz
1,431
982
662
Total production costs
$/oz
1,622
1,065
770
Capital expenditure
$m
102
40
177
Number of employees
509
494
455
Employees
101
93
99
Contractors
408
401
356
Number of fatalities
–
–
–
Fatal injury frequency rate
per million hours worked
–
–
–
All injury frequency rate
per million hours worked
18.11
13.10
8.64
Water usage
ML
4,198
3,515
3,720
Energy usage   – direct
Million GJ
2.14
2.27
2.02
– indirect
Million GJ
–
–
–
Greenhouse gas emissions
CO
2
e (000t)
130
153
136
Cyanide used
(t)
1,379
1,444
1,676
Reportable environmental incidents
1
–
1
Community investment
$000
276
456
133
09
Capital expenditure
($m)
10
11
177
40
102
09
Average number of employees
*
10
11
455
494
509
*
Including contractors
09
(number of injuries and fatalities per million hours worked)
10
11
8.64
13.10
18.11
AIFR
509
people
employed
$102
m

P

AngloGold Ashanti Annual Integrated Report 2011
Review of operations and projects
The following is a summary of the status and progress
of AngloGold Ashanti’s primary development projects. For a
detailed discussion, see the Annual Financial Statements.
Colombia
Gramalote
Ownership and management: joint venture between
AngloGold Ashanti (51%) and Vancouver-based B2Gold
(49%). Managed by AngloGold Ashanti.
Location: Located 110km northeast of Medellin in the municipality of San Roque, in the department of Antioquia, Colombia.
Current status: AngloGold Ashanti returned as operator and
project manager in 2010, after assuming a controlling stake
from B2Gold, to undertake the pre-feasibility and feasibility analysis. The drilling programme was accelerated to
improve knowledge of the orebody and increased the
project’s resource.
Key statistics: During 2011, a total of 30,683m of drilling was undertaken and the resource increased by 83% to 4Moz.
Almost $30m was spent on the pre-feasibility study in 2011,
which included exploration on only about 10% of the
30,000ha concession area. This study will be completed
during 2012, followed by a full feasibility study, to be
completed in 2013. Construction is planned to start in 2014
and first production in 2016.
Progress during the year: The project is expected to be
AngloGold Ashanti’s first operating gold mine in Colombia.
Gramalote has several inherent advantages, most notably
good infrastructure and access to water and power. The area’s topography presents opportunities for tailings storage.
Gramalote enjoys a high level of community support. This
stems from concerted efforts to engage with local
stakeholders, including artisanal miners in the project area.
Gramalote has the potential to bring significant economic
development to a low income area.
La Colosa
Ownership and management: Exploration rights are wholly-
held by AngloGold Ashanti.
Location: Located 14km from the town of Cajamarca, in the
department of Tolima, Colombia. La Colosa lies less than 6km from a national highway, close to Colombia’s main power grid.
Current status: This is the largest greenfields discovery made by AngloGold Ashanti, with a current resource of 16Moz.
Exploration drilling at the site resumed in mid-2010 after a two-year hiatus, while the permitting process was progressed.
Key statistics: The prefeasibility and feasibility studies are expected to be completed ahead of construction scheduled to
start at the end of 2015. First production is targeted in late
2019. The concession is of the order of 600km
2
.
Progress during the year: A team has been assembled to
develop the appropriate sustainability model for La Colosa,
build the technical case for the project, execute its
development and to work closely with all stakeholders to
secure the necessary permits and approvals. La Colosa lies in an area designated under Colombian law as a ‘forest reserve,’
a legal term for a tract of land designated for forestry use.
Permits are required to reclassify the land needed for mining development which follow a revised permitting process.
A prefeasibility study is currently under way and scheduled for completion in 2014. This will define the extent and size of
the resource, conduct metallurgical testwork, weigh the
alternatives for mining and processing infrastructure, purchase land necessary for access and infrastructure development,
and conduct the necessary social and environmental baseline
and impact studies. The International Geotechnical and
Tailings Review Panel, comprised of independent experts, was established in 2009 to ensure design, construction, operation and closure plans use industry best-practice and technology.
The challenge at La Colosa is related to securing an
unequivocal social licence to operate. This can be achieved, in part, by demonstrating the economic benefits the project can bring to the local community, for example, contributions to

P

improving the quality of local agriculture and in helping to promote local commerce. AngloGold Ashanti will be sensitive to the needs of local communities, especially as they pertain to security of water supply and minimising environmental impact.
While water use is of concern in this mostly agricultural region, infrastructure location will be analysed to minimise water use and reduce impacts on critical water sources. In addition,
preliminary figures demonstrate that there would be no material impact on agricultural or domestic use of water by the project.
Australia
Tropicana
Ownership and management: joint venture between
AngloGold Ashanti Australia Ltd (70%) and Independence
Group NL (30%). Managed by AngloGold Ashanti on behalf of
the Joint Venture Partners.
Location: 330km east-north-east of Kalgoorlie in Western
Australia.
Current status: Project development approval was obtained
in November 2010. At 31 December 2011, the project had
progressed to schedule and within the approved budget, with
all regulatory approvals obtained.
Key statistics: A total attributable capitalised development cost of A$530m is planned to establish a new 6Mtpa gold
mine with a life of about a decade. Ongoing exploration
success is expected to add to the operation’s life. First gold production is anticipated in late 2013. Elevated production
from higher grade zones is expected for about the first five years. The average total cash cost of the life of the project is
A$590-A$710/oz.
Progress during the year: A contract for engineering,
procurement and construction management (EPCM) services
to develop the infrastructure and processing plant, was
awarded in early 2011, and the mining contract for design and establishment of the infrastructure required to support mining operations has also been awarded.
The necessary infrastructure, including access road, airstrip, accommodation village and telecommunications services were
in advanced stages of development. Full transportation access to site had been achieved. Engineering and design for
processing plant and infrastructure was approximately 75%
complete at the end of the year. Procurement of all equipment was 90% complete and the delivery of the equipment was in
line with the project schedule.
Construction of the processing plant commenced in late
2011 with bulk earthworks for the plant site and internal
access roads and concrete works scheduled to commence in
early 2012.
A new Mineral Resource estimate was completed for
Tropicana at year-end, with a 1.05Moz increase bringing the
total resource to 6.41Moz (100% basis). The increase was
attributable to drilling in the Havana Deeps area, between the site’s Tropicana and Havana pits. Exploration drilling has
continued in the area.
DRC
Kibali
Ownership and management: joint venture between
AngloGold Ashanti and Randgold Resources, with each
owning a 45% stake, and Société des Mines d’Or de Kilo-
Moto (Sokimo), a state-owned gold company, which owns the
balance. Randgold is the operator and project manager.
Location: North-eastern DRC, 180km by road from Arua, on
the Ugandan border.
Current status: The deposit, acquired with the purchase of
Moto Goldmines in 2009, lies about 9km from the town of
Watsa, a staging point for the project. Preparatory work has been completed at the project, where first gold production is scheduled for the beginning of 2014. The final feasibility study and integrated execution plan for the project is anticipated to be presented to AngloGold Ashanti’s board for approval in the first half of 2012. Until then, AngloGold Ashanti has agreed to continue to fund its share of critical path items needed to
ensure the timeline for the project was not compromised.
Key statistics: Kibali will comprise an integrated open pit and underground mining operation, feeding a larger 6Mtpa
processing plant which will include a full flotation section for treating sulphide ore. The complex will ultimately be supplied by four hydropower stations supported by a thermal power
station for low rainfall periods and back-up. The core capital programme is scheduled to run over the next four years.
Review of operations and projects continued
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance

P

AngloGold Ashanti Annual Integrated Report 2011
Review of operations and projects
Final capital, production and cost estimates will accompany
the announcement of the project’s final approval.
Progress during the year: By the end of 2011, the
construction crew had started mobilising on site, a process
expected to be completed during the first quarter of 2012.
Long-lead plant and equipment items were secured, key
contractors selected and a development management team
assembled. The relocation programme for nearby villages –
a critical component of Kibali’s pre-development phase
– progressed smoothly through the year, with two of the
14 affected villages already resettled in the new model village of Kokiza by December. Five local contractors are building
houses at the rate of 300 per month, assisting with local
economic development in the region.
The project’s community development plan also seeks to
support food security initiatives with a view to reducing
community dependence on ASM.
Phase 1 of the project, required to deliver the mine’s first gold production, will cover the metallurgical facility, one hydropower station and back-up thermal power facility, construction of the tailings storage facility, relocation of villages, open-pit mining and all shared infrastructure. This phase will run over a two-
year period. Phase 2, which will run concurrently with Phase 1 but will extend over four years, is focused primarily on
development of the underground mine and includes a twin
decline and vertical shaft system, along with three hydropower stations. This is expected to bring the underground into first production by the end of 2014, with steady state production
targeted for the end of 2015.
The project has an improved environment adjustment plan,
which is the legal permit required before mining commences.
An environmental and social impact assessment, however, has
been undertaken to comply with new environmental legislation, and to provide guidance for the development of an integrated environmental management plan that allows the mine to be
constructed and operated responsibly and minimises future
liability for shareholders.
Mongbwalu
Ownership and management: is a venture between
AngloGold Ashanti (86.22%) stake and Société des Mines d’Or
de Kilo-Moto (Sokimo) (13.78%).
Location: About 48km from the town of Bunia, a staging point for the project, in north-eastern DRC.
Current status: Preparatory work has been completed at the
project, where first gold production is scheduled for the
beginning of 2014. Approval by the joint venture board is
anticipated for March, 2012, when the final feasibility study and integrated execution schedule will be presented.
Key statistics: The initial project will be designed and built with a view to increasing its size as the aggressive regional exploration programme identifies new sources of ore. Capital and cost estimates for the project will be released along with the announcement of its approval.
Progress during the year: The area around Mongbwalu has
historical gold production of about 2Moz of gold. Belgian
mining companies operated on a relatively small scale in the area for about 50 years before leaving in 1961, while Sokimo began mining in 1966. The joint venture holds 18 tenements
which, at the end of the year, covered an extensive area. About
600 people are presently employed on site.
The initial scoping work envisaged an initial underground mine in the Adidi area of the resource, with the necessary
infrastructure designed to generate cash flow to fund further exploration and expansion activities within the demarcated
area belonging to the joint venture. The feasibility study for the project was completed in March 2011, after which the
business and technical development teams conducted the
normal optimisation process through the balance of the year.
Upgrading of staff accommodation on site was undertaken
during the year, substantial progress was made on the
construction of the 60km road to Bunia and a hydropower
plant was refurbished.
A concerted focus was placed on sustainability issues to
support environmental and community development over
the life of the project, which promises to be an important
source of economic and social development both for the
immediate region and for the DRC as a whole. Crucial to this process is the health and environmental baseline
assessments, commissioned during the year to determine
risks and benefits of developing and operating a new,
modern mine in the area.

P

Review of exploration and development
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
DESIRABLE REGIONS
Global exploration
Total expensed exploration for 2011 amounted to $313m, of
which $98m was spent on greenfield exploration, $87m on
brownfield exploration and the balance of $19m on marine
exploration. A further amount of $109m was spent on
prefeasibiity studies. The main objective of AngloGold
Ashanti’s greenfield exploration team is to make significant, high-value gold discoveries in new and existing regions, while brownfield exploration focuses on incremental additions to
known orebodies and new discoveries in defined areas around
existing operations.
For 2012, expensed exploration of $230m is planned
(including expenditure at equity-accounted joint ventures),
with $108m planned for greenfield exploration, $102m
allocated for brownfield exploration and a further $20m for
the De Beers marine joint venture. A further $150m of
expenditure is allocated to prefeasibility studies at the La
Colosa and Gramalote projects in Colombia, as well as
feasibility studies at Central Mongbwalu deposit in the DRC
and associated expenditures.
Greenfield exploration
An extensive greenfield exploration programme was
undertaken during 2011 in 17 countries. A total of 213,441m
of diamond, reverse circulation and aircore drilling was
completed in testing existing priority targets and in the
delineation of new targets in Australia, Colombia, Brazil,
Argentina, the Solomon Islands, Gabon, Guinea, Egypt,
Ethiopia, the DRC and Canada. Significant airborne
geophysical surveys were undertaken in Colombia.
Greenfield activities are undertaken through joint ventures, strategic alliances and wholly-owned ground holdings. The
principal objective of the greenfield exploration team is value creation through the discovery of new long-life, low-cost mines that maximise shareholder value. Discoveries and ground
positions that do not meet certain investment criteria are joint-
ventured or divested to maximise AngloGold Ashanti’s return
on its exploration investment.
Following the La Colosa, Gramalote, Tropicana-Havana and
Mongbwalu discoveries, greenfield exploration teams are
targeting new discoveries in Colombia, Australia and the DRC.
At the same time, prospects in Guinea and Egypt have
advanced from early stage to tangible projects, where multiple intersections of potentially economic gold mineralisation have been intersected.
Before any further expansion of the exploration portfolio can be considered, the focus has shifted to prioritising expenditure on projects with potential for significant near-term discoveries.
At the same time, projects that have not met requirements will be monetised. This process already underway in Canada,
Gabon, China and elsewhere.
AngloGold Ashanti holds a total of 97,531km
2
of high-priority
greenfield tenements globally from which there is a robust
project pipeline. This is illustrated in the graph below for a number of key regions (this does not reflect the full extent of the project portfolio).
Attributable production
from projects
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
12
13
14
15
11
CC&V MLE1
CVSA Heap Leach
Kibali
Mponeng B120 Phase 1
CC&V MLE2
CVSA u/g
Mongbwalu
Córrego do Sítio
Tropicana
Sadiola Deeps
(000oz)

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AngloGold Ashanti Annual Integrated Report 2011
Review of exploration and development
In the Americas, the principal area of focus has been to
advance exploration on a number of key projects in
Colombia. This has included further mapping and airborne
surveys over the Anaima-Tocha project area, covering some
600km
2
predominantly to the north of La Colosa. It is
anticipated that a number of drill-ready projects will be
explored in 2012 once permits have been obtained. At the
Quebradona project (AngloGold Ashanti/B2Gold joint
venture) a total of 4,711m was drilled targeting porphyry
gold-copper mineralisation.
In Brazil, early stage exploration comprising mapping and
regional geochemical programmes, was undertaken on the
wholly-owned Juruena Belt tenements. The Falcão joint
venture with Horizonte Minerals commenced drill testing of
greenstone hosted gold mineralisation. A total of 15 diamond holes for a total of 3,663m was completed in 2011.
In sub-Saharan Africa, greenfield exploration programmes were undertaken in the DRC, Guinea, Gabon and Tanzania, with a
number of prospects in Guinea and the DRC exhibiting
potential. In Guinea, the greenfield exploration teams are
exploring the regional tenements that comprise a combined
area of 1,685km
2
. Regional geochemical programmes have
defined a number of significant gold-in-soil anomalies with
strike lengths of up to 10km. At Saraya and Saraya South,
located in Block 2 to the west of the Siguiri, ore-grade
intercepts were returned for multiple holes. Similarly, at the
Greenfield exploration countries
Greenfield strategic alliances
●       Pre-2011 100% AngloGold Ashanti
▼      Pre-2011 joint ventures
▲
New 2011 joint ventures
●
2011 100% AngloGold Ashanti
■       Blue-sky – AngloGold Ashanti/De Beers
marine exploration joint ventures
Canada
Baffin Is JV
▼
Superior JV
▼
Melville Project
●
USA
Drum Mountain Project
●
Nome, Alaska
▲
Colombia
Western Cordillera JV
▼
Rio Dulce
●
Quebradona JV
▼
Anaima - Tocha
●
Chaparral JV
▼
Salvajina
●
La Llanada
●
Argentina
Santa Cruz (El Volcan)
●
Brazil
Falcão JV
▼
Juruena
●
Santana JV
▼
(South Carajas Block)
Guinea
Siguiri Blocks 1-4
▼
Gabon
Dome JV
▼
Ogooue
●
Amiga JV
●
DRC
AGK JV Kilo Project
▼
South Africa
South African Sea Areas
■
Tanzania
Oryx JV
▼
Mkurumu JV
▼
Ethiopia
Stratex Afar JV
▼
Gordoh JV
▲
Djibouti
Stratex Afar JV
▼
Eritrea
Akordat North
▼
Kerkasha JV
▼
Egypt
Wadi Kareem JV
▼
Hodine JV
▼
Saudi Arabia
▲
China
Jinchanggou CJV
▼
Solomon Islands
Kele & Mase JV
▼
New Georgia
▼
Vangunu JV
▼
Australia
Cornelia Range
●
Tropicana JV
▼
Viking
●
Gawler JV
▼
New Zealand
Sea Field Resources
■
1
1
5
5
10
10
16
16
17
17
18
19
19
11
11
12
13
14
14
15
15
6
6
7
7
8
8
9
9
2
2
2
3
3
4
4
18
Greenfield exploration

Koun Koun prospect, located in Block 3 to the east of the
Siguiri operations, drilling beneath robust gold-in-soil anomalies has returned ore-grade intercepts in a deeply weathered profile.
In the DRC, AngloGold Ashanti holds an 86.22% interest in
Ashanti Goldfields Kilo (AGK), while the remaining 13.78% is held by the state-owned gold company SOKIMO. Of the
7,443km
2
previously held under exploitation licences by
SOKIMO, 5,447km
2
has been transferred to AGK under the
terms of an agreement with the government, with 399km
2
pending transfer at the end of the year. Significant progress was made in regional soil geochemistry programmes that will
provide significant coverage over much of the landholding
during 2012. This, combined with detailed geologic mapping
and structural interpretation, has enabled the ranking and
prioritisation of drill targets. During 2011, a total of 4,009m of diamond drilling was undertaken, with some encouraging
results. A total of 789 trench samples were taken at a
number of prospects, some of which returned promising
gold grades.
In the Middle East and North Africa, exploration is conducted through a regional strategic alliance with Dubai based Thani
Investments. Since the inception of the alliance in mid-2009, significant progress has been made on advancing exploration
projects on the Wadi Kareem and Hodine concessions in
Egypt. The Hutite project, located on the Hodine concession, is an orogenic gold deposit where the alliance has to date
completed 54 diamond holes for a total of 12,352m. Visible
gold and significant intercepts have been returned from many of the completed diamond holes. Mineralisation extends over
a strike length greater than 1.6km.
Elsewhere in the region, early stage exploration is conducted on alliance-held licences in Eritrea. Exploration in partnership with Stratex International was conducted for epithermal gold mineralisation in the Afar depression of Ethiopia where the first-
phase drill programme intersected encouraging low- to
moderate-tenor gold mineralisation. The alliance has
continued with project generation activities in Saudi Arabia and a number of licence applications have been made.
In the Solomon Islands, where AngloGold Ashanti is in joint
venture with XDM Resources, a dominant land position is held over the New Georgia Island chain. Work has been focused on
specific epithermal and porphyry targets, including Vulu, Mase and Konga. Future work will focus on the broader region in
anticipation of securing additional land access agreements.
The joint ventures collectively cover 1,707km
2
in the New
Georgia Belt, effectively consolidating the entire island chain.
Exploration activities in 2011 included 4,911m of diamond
drilling, mapping and sampling programmes.
In China, AngloGold Ashanti is in the process of divesting its
70% interest in Gansu Longxin Minerals CJV located in the
Gansu Province of western China. All active exploration
activities have been concluded in China.
The Tropicana joint venture (AngloGold Ashanti 70%,
Independence Group NL 30%) is systematically targeting a
belt of tectonically reworked Archaean and Proterozoic rocks on the eastern margin of the Yilgarn Craton, Western
Australia. Greenfield exploration in the Tropicana joint venture during 2011 focused on regional aircore drilling and reverse circulation/diamond drilling of seven priority targets.
A number of prospects have been identified for further work
including the Iceberg prospect, located 35km south of the
Tropicana gold mine. The wholly-owned Viking project covers
the interpreted southeast extensions of the Tropicana belt.
Exploration during 2011 included airborne magnetics/
radiometrics, regional auger sampling and aircore drilling of selected targets. Several auger anomalies have been identified for drill testing.
Brownfield exploration
AngloGold Ashanti continues to actively drive the creation
of value by continually growing its Mineral Resource and Ore
Reserve through a well-defined and active brownfield
exploration programme, innovation in geological modelling
and mine planning, and continual optimisation of its asset
portfolio.
South Africa: A total of 14 surface holes were drilled during the year, five at Moab Khotsong, three at Mponeng and six
shallower surface holes to the west of Kopanang.
Argentina: At Cerro Vanguardia, the drilling programmes for
Mineral Resource expansion and extension continued during
the year. Follow-up drilling for vein extensions laterally and at depth was successful, identifying bonanza zones in the
Lucy vein at depth. Exploration and Mineral Resource
modelling to identify heap leach material was active during the year. Initial drilling at the El Volcan project, based on
geophysical surveys and target identification work, was
completed.
Brazil: Mineral Resource development drilling programmes
continued at the Cuiabá and Lamego mines. The surface
drilling programmes at the Córrego do Sítio project to expand the oxide Mineral Resource were successful, especially at
the Rosalino and Anomaly 1 targets. Underground drilling at
the Córrego do Sítio started during the year to develop the
Sao Bento and Sangue do Boi sulphide orebodies. Exploration
work in the Nova Lima area beyond the production centres
included completing the deep drilling programme at Raposos
P
58
Review of exploration and development
continued
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance

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AngloGold Ashanti Annual Integrated Report 2011
Review of exploration and development
that identified a second mineralised zone called Santa
Catarina, in addition to the main ES and EW orebodies.
Regional exploration programmes were conducted at the Pari,
Mariana, and Bento Rodriques projects.
At Serra Grande the first year of the ‘fast track’ exploration programme, to rapidly identify additional resources, was
successfully completed. A total of 70,000m of diamond
drilling was executed. The programme was focused on
Mineral Resource additions along the main orebodies and
regional areas. Pequizão, Mina Nova, Mina III and Structure
NW/Cajueiro were the main targets. Geophysical surveys
were conducted to support exploration for the Mina III and
Palmeiras Mine down-plunge extensions. Soil sampling
campaigns were done to define targets at Cajueiro,
Structure NW and Boa Vista (Votorantim Metais joint
venture) regional targets.
Colombia: Exploration at the Gramalote area was focused on
infill drilling to support the new Mineral Resource estimate for the Gramalote Central deposit. Drilling programmes were
also conducted for the satellite targets at Monjas Oeste,
Monjas Este, El Limon, El Topacio and Trinidad. As part of the prefeasibility study, geotechnical drillholes were completed around the proposed pit limit to support highwall design, and condemnation drilling started for the potential waste dump and tailings storage facilities.
At La Colosa, the Mineral Resource development drilling
programme ramped up to five drills by the end of the year with
47,619m completed. The geological model was updated to
support the new Mineral Resource estimation and drilling
support was provided to infrastructure selection studies.
A new structural geology model was also completed.
USA: The drilling programme for Mineral Resource expansion
and to improve high grade definition within the Mineral
Resource area continued at Cripple Creek & Victor. Increase in grade and tonnage was particularly noticeable for the Grassy
Valley and WHEX areas. A significant conversion of Mineral
Resource to Ore Reserve occurred during the year.
● Operations
▼ Advanced projects
United States
Cripple Creek & Victor
●
Colombia
La Colosa
▼
Gramalote JV
▼
Brazil
Serra Grande
●
AGA Mineração
●
Argentina
Cerro Vanguardia
●
Guinea
Siguiri
●
Mali
Yatela
●
Sadiola
●
Morila
●
Ghana
Iduapriem
●
Obuasi
●
Namibia
Navachab
●
South Africa
Vaal River
Great Noligwa
●
Kopanang
●
Moab Khotsong
●
Surface operations
●
West Wits
Mponeng
●
TauTona
●
Savuka
●
Tanzania
Geita
●
DRC
Kibali JV
▼
Mongbwalu
▼
Australia
Sunrise Dam
●
Tropicana JV
▼
1
1
5
5
9
9
10
10
11
11
12
12
6
6
7
7
8
8
2
2
3
3
4
4
Brownfield exploration

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Review of exploration and development continued
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
Tanzania: At Geita, Mineral Resource drilling over the
Nyankanga, Geita Hill, Geita Hill East, and Star and Comet
areas was completed during the year. Assay results proved the down-dip potential underground extension of the Nyankanga
deposit, which still remains open at depth. Reconnaissance
drilling to support a growth strategy was undertaken on three induced polarisation (IP) targets, namely Nyankumbu,
Nyakabale West and Mgusu and 14 electro-magnetic (EM)
targets. Diamond drilling was conducted at Kukuluma,
Matandani and Area 3 deposits in the Kukuluma Terrain to help define an optimal processing route. During 2011 a total of
87km of IP surveys were conducted at Nyakabale East,
Kalondwa Hill and the Star & Comet Extension areas. Intensive geological and structural mapping was undertaken at Ridge 8,
Star & Comet and the P30 area.
Guinea: At Siguiri, brownfields exploration activities in 2011 focused on the Block 1 licence area with a total of 153,955m drilled during the year. Mineral Resource drilling of oxide
material concentrated on Kozan, Sintroko and Sokunu. Fresh
rock drilling focused on the pits of Sintroko, Tubani Extension and Kozan to define sulphide ore continuity below the current pit outlines. A reconnaissance exploration programme in
Block 1 continues to discover new geochemical anomalies.
A new discovery was made at the Silakoro Project, on a
previously unexplored trend, of a potential oxide Mineral
Resource. It is situated 2km west of the processing plant.
IP surveys were completed over the Sokunu East
reconnaissance target as well as over the Seguelen Mineral
Resources as a type-deposit for further targeting. A gravity survey was completed over a promising shallow oxide target
at Silakoro.
Ghana: Surface exploration resumed on the Obuasi
concession to evaluate any shallow mineralisation potential at the Anyankyerim deposit and results to date are positive.
Mineral Resource upgrade and extension drilling achieved a
total of 4,413m. Underground drilling to explore the Obuasi
Deeps below 50 level and southern extensions of the current
mining areas above 50 level continued during the year with a total of 3,771m achieved. A joint Obuasi-University of Western
Australia-Centre for Exploration Targeting three-year research project commenced mid-year, with the primary deliverable
being an integrated 4D model for controls on the geometry of mineralisation within the Obuasi system. The study is expected to enhance delineation of the Obuasi deeps Mineral Resource
and guide exploration strategies in the Ashanti belt and the greater Birimian. Drilling of the old Teberebie Leach Pads
was undertaken during the year at the Iduapriem gold mine.
The reduced drill rig availability has postponed a planned
underground scoping study drilling programme until the first quarter of 2012.
DRC: Exploration work progressed at Mongbwalu with
26 diamond core holes completed for 6,446m and
18 RC holes for 2,755m. These were predominantly Mineral
Resource drilling and metallurgical holes at Kanga, and
included mine de-watering holes at the Adidi mine in support of the continued growth of the project. A Mongbwalu core re-
logging exercise was completed during 2011 with 366
diamond holes re-logged to support the re-estimation of
the overall geological Mineral Resource and increase the
structural understanding of the deposits. A resistivity survey was undertaken over the Nzebi and Adidi faults in support of this work.
At Kibali, drilling connected the Sessenge deposit to KCD
(9000 lode) and confirmed over 2km of continuous down plunge mineralisation. The first deep hole (1,346m) has confirmed
mineralisation a further 450m down plunge from the existing
block model. A second deep hole is currently under way.
The geological model identifies the potential lateral
continuation of the 9000 lode and possible link between KCD
and Gorumbwa. A programme of five diamond drillholes for
3,980m has been approved, which will also test the 3000 lode extension towards Durba hill where access was previously not possible due to the presence of Sokimo infrastructure.
This drilling is scheduled to take place during 2012.
Mali: A total of 68,184m RC and 3,628m diamond core holes
were drilled on the Sadiola Concession.

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AngloGold Ashanti Annual Integrated Report 2011
Review of exploration and development
Additional drilling involved the sterilisation around the Sadiola
Sulphide Project for planned infrastructure. Preliminary results from multi-element analysis revealed potential for economic
molybdenum and work is ongoing to assist with a desk-top
study to investigate the financial benefit of potentially
recovering molybdenum by-product.
Exploration over the Yatela concession followed an aggressive programme based on a short life of mine to identify and
test any additional oxide opportunities in 2011, with
21,888m of RC and 1,805m of diamond drilling completed.
A comprehensive termite mound sampling programme
across the concession, together with ground gravity and IP
geophysics surveys, were carried out concurrently with the
drilling to aid further target generation. Results to date
indicate promising shallow oxide intercepts at the Badji target to the NW of the Yatela mine. Drilling to follow up on mapping targets north of Alamoutala North satellite pit also returned encouraging results.
Namibia: Exploration programmes at Navachab completed
259 holes totalling 39,085m during 2011. Off-mine drilling
focused on the Anomaly 16 Valley and Okatjimukuju target
areas with 41 RC holes drilled for 7,638m and five diamond
drillholes totalling 944m.
Australia: At Tropicana, near-mine exploration has continued
at the site with extensive infill drilling being completed at
Boston Shaker and Havana South Prospect. This has
enabled identification of significant additions to the Ore
Reserve, the estimate of which increased to 56.4Mt at a
grade of 2.16g/t of gold, containing 3.91Moz of gold, an
increase of 540,000oz.
Drilling for the prefeasibility study on the Havana Deeps project began in April 2011. This project is focused on extending the higher grade parts of the Havana mineralisation down plunge
beyond the bankable feasibility study pit limits and reviewing the open pit and underground mining options for this
mineralisation. Drilling is expected to continue until mid 2012, with the project due for completion by end 2012.
Drilling was sufficiently advanced by year-end to announce a significant increase in the Measured, Indicated and Inferred
Mineral Resource for the project of 1.05Moz of contained
gold or almost 20% over that estimated in December 2010.
The bulk of this increase (1.00Moz) is in the underground
component of the estimate which increased to 1.63Moz.
At the Sunrise Dam gold mine, near-mine exploration
focused on extensions to the known mineralisation, in
addition to defining large targets beneath the deposit. While investigating extensions to the GQ, Cosmo and Dolly lodes,
identifying and delineating the Vogue mineralisation were the highlights of 2011. Initial results have been most encouraging and an aggressive and detailed exploration strategy is planned for 2012, which will include drilling the extension and Vogue targets from both surface and underground positions.
AngloGold Ashanti/De Beers Joint Venture: Results from
the seafield sampling campaign in New Zealand were
analysed and, although offshore gold was detected, the
grades did not warrant any further follow up work.
Subsequently a decision was made to relinquish the offshore
prospecting licences.
Exploration activities in the South African Sea Areas (SASA)
offshore concessions of ~28,000km
2
entailed the following:
•
logging, sampling and assay of a large number of historical
vibrocores and samples;
•
a geophysical survey campaign of ~3,300km of seismic
data;
•
an 11-day vibrocoring campaign during which 38 cores
were collected; and
•
a reconnaissance fieldtrip to the west coast of South Africa.
All of the above was used to compile a geological and
mineralisation model which was used to derive exploration
targets for the coring campaign that commenced during
December 2011 and was completed in February 2012.

P

Mineral Resource and Ore Reserve
– a summary
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
The AngloGold Ashanti Mineral Resource and Ore Reserve is
reported in accordance with the minimum standards
described by the Australasian Code for Reporting of
Exploration Results, Mineral Resource and Ore Reserve (The
JORC Code, 2004 edition), and also conform to the standards
set out in the South African Code for the Reporting of
Exploration Results, Mineral Resources and Mineral Reserves
(The SAMREC Code, 2007 edition). The Mineral Resource is
inclusive of the Ore Reserve component unless otherwise
stated.
AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and Ore Reserve. This drive is based on an active, well-defined brownfields
exploration programme, innovation in both geological
modelling and mine planning, and continual optimisation of its asset portfolio.
Mineral Resource
The total Mineral Resource increased from 220.0Moz in
December 2010 to 230.9Moz in December 2011. A gross
annual increase of 16.8Moz occurred before depletion, while
the net increase after allowing for depletion was 10.9Moz.
Changes in economic assumptions from December 2010 to
December 2011 resulting in an 11.2Moz increase to the
Mineral Resource, while exploration and modelling resulted in an increase of 7.9Moz. The remaining decrease of 2.2Moz
resulted from various other factors. Depletion from the Mineral
Resource for the year totalled 6.0Moz.
The Mineral Resource was estimated at a gold price of
$1,600/oz (2010: $1,100/oz).
Ore Reserve
The AngloGold Ashanti Ore Reserve increased from 71.2Moz
in December 2010 to 75.6Moz in December 2011. A gross
annual increase of 9.6Moz occurred before depletion of
5.2Moz. The increase net of depletion was therefore 4.4Moz.
Changes in economic assumptions from 2010 to 2011
resulted in an increase of 4.4Moz to the Ore Reserve, while
exploration and modelling resulted in a further increase of
5.0Moz. The remaining increase of 0.2Moz resulted from
various other factors.
The Ore Reserve was calculated using a gold price of
$1,100/oz (2010: $850/oz).
By-products
Several by-products are recovered as a result of the
processing of the gold Ore Reserve. In 2011, the by-products
Ore Reserve included 57,299t of uranium oxide from the South
African operations, 408,348t of sulphuric acid from Brazil and
46.9Moz of silver from Argentina.
Competent persons
The information in this report relating to exploration results,
Mineral Resource and Ore Reserve is based on information
compiled by the Competent Persons. The Competent Persons
consent to the inclusion of exploration results, Mineral
Resource and Ore Reserve information in this report, in the
form and context in which it appears.
INCREASED

P

AngloGold Ashanti Annual Integrated Report 2011
Mineral Resource and Ore Reserve
Mineral Resource
Moz
Mineral Resource as at 31 December 2010
220.0
Reductions
Great Noligwa
Mineral Resource reduced due to increased costs
(0.6)
Other
Total of non-significant changes
(1.8)
Additions
Tropicana
Exploration success in the underground project
0.8
Gramalote
Exploration success at Trinidad
0.9
Kopanang
Grade increased as a result of exploration
1.1
Geita
Combined effect of price and estimation
1.3
Iduapriem
Improved Mineral Resource price
1.3
Obuasi
Improved Mineral Resource price
2.3
La Colosa
Exploration success
3.8
Other
Total of non-significant changes
1.7
Mineral Resource as at 31 December 2011
230.9
Ore Reserve
Moz
Ore Reserve as at 31 December 2010
71.2
Reductions
Moab Khotsong
Depletion and minor model revision
(0.5)
Other
Total of non-significant changes
(1.1)
Additions
Geita
Improved Ore Reserve price
0.5
Cripple Creek & Victor
Mine life extension added to Ore Reserve
0.5
Vaal River surface operations
Technical studies showed that the economic extraction
3.2
of gold and uranium from the tailings is viable
Other
Total of non-significant changes
1.7
Ore Reserve as at 31 December 2011
75.6
Rounding of numbers may result in computational discrepancies.
During the past decade, the company has developed and
implemented a rigorous system of internal and external
reviews of exploration results, Mineral Resource and Ore
Reserve. A documented chain of responsibility exists from the
Competent Persons at the operations to the company's
Mineral Resource and Ore Reserve Steering Committee.
Accordingly, the chairman of the Mineral Resource and
Ore Reserve Steering Committee, VA Chamberlain,
MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA,
FAusIMM, assumes responsibility for the Mineral Resource and
Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.
Mr Chamberlain may be contacted at 76 Jeppe Street,
Newtown, 2001, South Africa.
A detailed breakdown of Mineral Resource and Ore Reserve
and backup detail is provided on the AngloGold Ashanti
website www.anglogoldashanti.com or in the Mineral Resource
and Ore Reserve Report 2011
.
RR

Letter from the chief financial officer
P

Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
KEY
OBJECTIVES MET
In a year of record gold prices, better operating performance from some of the group’s key assets and the first year of full exposure to spot prices, AngloGold Ashanti successfully met
all three of its key 2011 financial objectives, that were
contained in the 2010 chief financial officer’s report. Taking each of these objectives in turn:
1.   Ensuring that the benefits of the hedge
book elimination are captured in improved
earnings and cash generation
The 2011 earnings and cash flow metrics were well ahead
of the levels seen in 2010, capturing the benefits of the
hedge book elimination. Net profit attributable to
shareholders for 2011 increased 20-fold, to $1.55bn.
Adjusted headline earnings of $1.3bn represented a 65%
increase on the levels seen in 2010 of $787m*. Cash
inflow from operating activities rose by 59% in 2011 to
$2.66bn from $1.67bn* recorded in 2010. Free cash flow
in 2011 also rose by 59% from $525m* in 2010 to $833m
in 2011. These increases demonstrated the leverage
AngloGold Ashanti offers to the average spot gold price,
which rose year-on-year by only 28%.
2.   Maintaining our international investment
grade credit ratings
During 2011, AngloGold Ashanti successfully maintained
its international investment grade credit ratings from both
Standard and Poor’s and Moody’s financial services. The
liquidity and solvency metrics improved year-on-year, on the back of stronger earnings and improved cash generation.
On 15 March 2012, Moody’s Investors Service announced
that it has upgraded AngloGold Ashanti Limited’s credit
rating from Baa3 to Baa2 with a stable outlook.
Srinivasan Venkatakrishnan
Chief financial officer

Dividends declared
per ordinary share
(SA cps)
Full year dividends declared Q4 2011
100
130
145
380
180
200
10
08
09
11
P
65
AngloGold Ashanti Annual Integrated Report 2011
Letter from the chief financial officer
3.   Maintaining a prudent statement of financial
position, whilst at the same time not
compromising the project pipeline and
returns to shareholders
The group’s net debt** position at $610m on 31 December
2011 represents a 53% debt reduction, when compared to
31 December 2010 ($1.29bn). The strong cash generation
helped the group meet its increased 2011 capital
expenditure payments of $1.53bn and at the same time
improve dividends declared to shareholders with respect to
the year by 162% as compared to 2010, from 145 SA cps
(20 US cps) to 380 SA cps (49 US cps). Return on net
capital employed rose from 15% to 20% and return on
equity rose from 20% to 25%.
During the fourth quarter of 2011, AngloGold Ashanti
obtained a A$600m four-year unsecured revolving credit
facility on competitive terms from a syndicate of 11 banks
to fund working capital and development costs at the
group’s Australian operations. None of the group’s
principal financing facilities** (which include the two rated bonds, 3.5% convertible bonds, $1bn syndicated revolving
credit facility and A$600m syndicated revolving credit
facility) mature for repayment until the second quarter of
2014. The improved cash generation under current market
circumstances, headroom under its debt facilities and
longer debt tenor has placed the group in a position to
meet its 2012 and 2013 project capital requirements.
Turning to the 2011 performance, some of the key financial
metrics include:
•
Gold production: 4.33Moz (4% below 4.52Moz recorded in
2010 due to unprecedented floods in Australia; higher safety stoppages and industrial action in South Africa);
•
Average US dollar spot price: $1,572/oz (28% higher than
the average spot price of $1,227/oz seen in 2010);
•
Total cash costs: $728/oz (14% higher than $638/oz
recorded in 2010 due to higher inflation, stronger fuel prices, increased royalty charges and lower units of production);
•
Adjusted headline earnings: $1.3bn (65% higher than the
$787m recorded in 2010 which excluded the impact of
accelerated hedge buy-backs. Adjusted headline loss in
2010 after factoring in the cost of the accelerated hedge
buy-backs was $1.76bn);
•
Adjusted headline earnings per share: 336 US cps (58%
higher than 212 US cps recorded in 2010)*;
•
Net profit attributable to equity shareholders: $1.55bn
(20-fold increase as compared to the $76m recorded
in 2010);
•
Earnings before interest, taxes and depreciation: $3.0bn
(58% increase on the $1.9bn seen in 2010);
•
Free cash flow: $833m (an increase of 59% on the 2010
level of $525m). This excludes proceeds from the sale
of non-core assets of $35m (pre-tax) in 2011 and $134m
in 2010;
•
Net debt at year-end**: $610m (53% reduction when
compared to the 2010 level of $1.29bn);
•
Return on net capital employed: 20% (2010: 15%);
•
Return on equity: 25% (2010: 20%); and
•
Dividends declared per ordinary share: 380 SA cps or
49 US cps (162% increase on the 145 SA cps or 20 US cps
declared in 2010).
* Excludes hedge buy-back costs
** Excludes mandatory convertible bonds
Srinivasan Venkatakrishnan
Chief financial officer
16 March 2012

P

Five-year summaries
– for the year ended 31 December
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
Summarised group financial results – income statement
US dollar million
2011
2010
2009
2008
2007
Gold income
6,570
5,334
3,768               3,619              3,002
Cost of sales
(3,946)
(3,550)
(2,813)
(2,728)
(2,458)
Loss on non-hedge derivatives and other commodity contracts
(1)
(702)
(1,533)
(297)
(792)
Gross profit (loss)
2,623
1,082
(578)
594                (248)
Corporate administration, marketing and other expenses
(278)
(220)
(164)
(144)
(144)
Exploration costs
(279)
(198)
(150)
(126)
(117)
Other operating expenses
(27)
(20)
(8)
(6)
(20)
Special items
163
(126)
691             (1,538)
(13)
Operating profit (loss)
2,202
518
(209)
(1,220)
(542)
Interest received
52
43
54                   66                    43
Exchange gain (loss)
2
3
112                      4
(1)
Dividend received from other investments
–
–
–                    –                    2
Fair value adjustment on convertible bonds
188
(56)
(33)
25                   47
Finance costs and unwinding of obligations
(196)
(166)
(139)
(114)
(120)
Share of equity-accounted investments’ profit (loss)
73
63
94                (138)
35
Profit (loss) before taxation
2,321
405
(121)
(1,377)
(536)
Taxation
(723)
(276)
(147)
197                (101)
Profit (loss) after taxation from continuing operations
1,598
129
(268)
(1,180)
(637)
Discontinued operations
Profit from discontinued operations
–
–
–                   25                    1
Profit (loss) for the year
1,598
129
(268)
(1,155)
(636)
Allocated as follows:
Equity shareholders
1,552
76
(320)
(1,195)
(668)
Non-controlling interests
46
53
52                   40                   32
1,598
129
(268)
(1,155)
(636)
Summarised group financial results – statement of financial position
US dollar million
2011
2010
2009
2008
2007
Assets
Tangible and intangible assets
6,735
6,374
5,996
4,493
7,041
Cash and cash equivalents
(1)
1,112
575
1,100
575
477
Other assets
2,955
2,583
2,691
2,992
2,190
Total assets
10,802
9,532
9,787
8,060
9,708
Equity and liabilities
Total equity
5,166
4,113
3,030
2,511
2,442
Borrowings
2,488
2,704
1,931
1,933
1,848
Deferred taxation
1,158
900
753
617
1,042
Other liabilities
1,990
1,815
4,073
2,999
4,376
Total equity and liabilities
10,802
9,532
9,787
8,060
9,708
Summarised group financial results – statement of cash flows
US dollar million
2011
2010
2009
2008
2007
Cash flows from operating activities
2,655
(942)
502
(529)
866
Cash flows from investing activities
(1,564)
(871)
(195)
(1,041)
(1,015)
Cash flows from financing activities
(463)
1,194
171
1,756
141
Net increase (decrease) in cash and cash equivalents
628
(619)
478
186
(8)
Translation
(102)
105
47
(88)
14
Cash and cash equivalents at beginning of year
586
1,100
575
477
471
Cash and cash equivalents at end of year
(1)
1,112
586
1,100
575
477
(1)
The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included in the statement of financial position as part of non-current assets held for sale of $11m.

P

AngloGold Ashanti Annual Integrated Report 2011
Five-year summaries
Key performance indicators and statistics
2011
2010
2009
2008
2007
Safety
Number of fatalities
15
15
15
14
34
All injury frequency rate (AIFR)
(1)
9.76
11.50
12.88
16.66
20.95
Productivity
Productivity per employee
(2)
oz/TEC
9.32
9.15
9.40
9.94
11.23
Environment and community
Number of reportable environmental incidents
27
27
51
55
49
Production
Gold produced
000oz
4,331
4,515
4,599
4,982
5,477
Ore Reserve
Moz
75.6
71.2
70.6
74.9
73.1
Costs
Total cash costs
$/oz
728
638
514
444
357
Total production costs
$/oz
950
816
646
567
476
Capital expenditure
$m
1,527
1,015
1,027
1,201
1,059
Earnings
Average price received
(3)
$/oz
1,576
561
751
485
629
Headline earnings (loss)
$m
1,484
122
(852)
(30)
(648)
Adjusted headline earnings (loss)
(4)
$m
1,297
(1,758)
(50)
(897)
278
Adjusted headline earnings excluding
hedge buy-back costs
(4)
$m
1,297
787
708
19
278
Profit (loss) per ordinary share
Basic
US cents
402
20
(89)
(377)
(237)
Diluted
US cents
346
20
(89)
(377)
(237)
Headline
US cents
384
33
(236)
(9)
(230)
Adjusted headline
(4)
US cents
336
(473)
(14)
(283)
99
Dividends per ordinary share
US cents
49
20
17
11
19
Return on equity excluding hedge buy-back costs
(4)
%
25
20
26
1
10
Return on net capital employed excluding
hedge buy-back costs
(4)
%
20
15
17
1
6
Exchange rates
Rand/dollar average exchange rate
7.26
7.30
8.39
8.25
7.03
Rand/dollar closing exchange rate
8.04
6.57
7.44
9.46
6.81
Australian dollar/dollar average exchange rate
0.97
1.09
1.26
1.17
1.19
Australian dollar/dollar closing exchange rate
0.97
0.98
1.12
1.44
1.14
Brazilian real/dollar average exchange rate
1.68
1.76
2.00
1.84
1.95
Brazilian real/dollar closing exchange rate
1.87
1.67
1.75
2.34
1.78
Definitions
(1)
The total number of injuries and fatalities per million hours worked.
(2)
Total ounces per total employees costed.
(3)
Average gold price received negatively affected by the reduction of the hedge book in the three years from 2008 to 2010.
(4)
Refer to Non-GAAP disclosure notes in the Annual Financial Statements.

P

One year forecast – 2012
Below, we provide our best current estimates for 2012 for
production, expected total cash costs and expected capital
expenditure by country of operation. We have also detailed
our five-year strategic targets and the key performance
indicators against which we will measure our performance
and report in next year’s report. Finally, in this section we discuss our approach to closure and detail the current
expected liabilities and provisions, as these form an integral part of our planning for the future.
Although we believe that the expectations reflected in this
section are reasonable, we can give no assurances that these will materialise or prove to be correct. Because these forecasts are based on assumptions or estimates and are subject to
risks and uncertainties, the actual results or outcomes could differ materially from those set out here. For a discussion of some of these risks and uncertainties, refer to the section titled
‘Forward-looking statements’ on page 1 of this report, to the section titled ‘Risk review’ on page 15 of this report and to the section titled ‘Risk management and risk factors’ in the Annual
Financial Statements.
AngloGold Ashanti’s annual production guidance for 2012 is
4.3Moz to 4.4Moz. Total cash costs are estimated at $780/oz
to $805/oz. Both the production and total cash cost estimates will be reviewed quarterly, in the light of any safety-related stoppages and any other unforeseen factors.
Capital expenditure for 2012 is estimated to range between
$2.2bn and $2.3bn.
Looking forward:
One-year forecast
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
2012 PRODUCTION TARGET
OF TO

P

Other illustrative estimates
Outlook 2012
Depreciation and amortisation
$880m
Corporate marketing, Project ONE and project development and capacity building costs
$315m
Expensed exploration (including equity-accounted associates and joint ventures)
$230m
Exploration prefeasibility costs (including equity-accounted associates and joint ventures)
$150m
Interest and finance costs (income statement)
(1)
$195m
Interest and finance costs (cash flow)
$140m
Number of shares qualifying for basic EPS at 31 December 2011
386m
(1)
Includes coupon on mandatory convertible bonds.
AngloGold Ashanti Annual Integrated Report 2011
Looking forward
Forecast
Expected total
Capital
Production
cash cost
expenditure
for the year ended 31 December 2012
000oz
$/oz
(1)
$m
(3)
South Africa
South Africa
(2)
1,638 – 1,676
714 – 737
592 – 619
Continental Africa
Ghana
524 – 536
905 – 933
306 – 320
Guinea
203 – 208
1,056 – 1,090
53 – 55
Mali
216 – 221
979 – 1,010
49 – 51
Namibia
80 – 82
730 – 753
12
Tanzania
472 – 483
682 – 704
80 – 83
DRC
–
–
370 – 388
Americas
Argentina
216 – 221
545 – 562
57 – 59
Brazil
469 – 480
706 – 728
228 – 238
United States of America
234 – 240
633 – 653
75 – 78
Australasia
Australia
249 – 255
1,236 – 1,275
308 – 323
Other
–
–
70 – 74
AngloGold Ashanti
4,300 – 4,400
780 – 805
2,200 – 2,300
(1)
Based on the following assumptions: R7.40/$, A$1.01/$, BRL1.70/$ and Argentinean peso 4.43/$; Brent crude at $110 per barrel.
(2)
In South Africa, production assumes a stable supply of power from Eskom at 62.40c/Kwh.
(3)
Capital expenditure is managed in line with earnings and cash flows and may fluctuate accordingly. Forecast capital expenditure for operations with minorities is reported at 100%. For entities which are equity accounted, the forecast capital spend is the attributable share.

P

Planning for closure
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
Closure, an integral part of operations
All mining operations eventually cease. An integral aspect of operating our mines is the on-going planning for closure
planning, together with estimate of associated liability costs and the assurance of adequate financial provisions to cover
these costs.
A group closure and rehabilitation management standard was
completed in 2009 and all operations were required to comply with the standard by December 2011. The Continental Africa
operations have been granted an extension to December 2012.
Closure planning is an activity that starts at exploration and mine design stage and continues throughout the life of mine:
•
The evaluation of new projects takes into account closure
and associated costs in a conceptual closure plan.
•
Our standard requires that an interim closure plan be
prepared within three years of commissioning an operation,
or earlier if required by legislation.
•
This plan is reviewed and updated every three years
(annually in the final three years of a mine’s life) or whenever significant changes are made, and takes into account
operational conditions, planning and legislative requirements, international protocols, technological developments and
advances in practice.
For many of the older mines, closure planning and the
evaluation of environmental liabilities is a complex process. This is particularly so in Brazil, Ghana and South Africa, where many of the long-life operations present environmental legacies that may have developed over a century or more.
A particular challenge is concurrent rehabilitation, which is carried out while a mine is still operational. This practice serves to decrease the current liability and reduces the final
rehabilitation and closure work that must be undertaken, but has the potential to sterilise reserves, which the company might wish to exploit should conditions, such as the gold price, change.
Our closure standard stipulates that closure planning must be undertaken in consultation with the community. In the course of these consultations, different issues are raised which
require site-specific solutions. Livelihood preservation and infrastructure are often key requirements. Local people, who were previously employed at the mine, may receive education
and training so as to seek viable employment alternatives.
Communities also require information on rehabilitation of the landscape and on any lasting environmental impacts.
Our long-term remediation obligations include decommissioning and restoration liabilities relating to past operations, and are based on our environmental management plans and comply
with current environmental and regulatory requirements.
Provisions for remediation costs are made when there is a
present obligation, it is probable that expenditure on
remediation work will be required and the cost can be
estimated within a reasonable range of possible outcomes.
These costs are based on facts currently available, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted, and previous experience in the remediation of contaminated sites.
Provision for restoration and decommissioning costs are made at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and discounted at a pre-tax rate that reflects current market assessments of the time value of money. An assessment of
closure liabilities is undertaken annually.
In 2011, discounted closure liabilities (excluding joint ventures)
increased from $551m to $747m. This change is largely
attributable to change in mine plans resulting in accelerated cash flows, change in economic assumptions and discount
rates, change in design of tailings storage facilities and change in methodology following requests from the Ghana
Environmental Protection Agency.

P

AngloGold Ashanti Annual Integrated Report 2011
Planning for closure
Rehabilitation liabilities per operation ($m)
2011
2010
Operation
Restoration
Decommissioning
Total
Total
South Africa
73.7
81.1
154.8
184.4
Great Noligwa
3.7
12.0
15.7
19.8
Kopanang
6.2
16.7
22.9
28.6
Moab Khotsong
16.8
14.4
31.2
39.2
TauTona
12.6
11.2
23.8
27.3
Savuka
3.7
4.9
8.6
9.3
Mponeng
3.0
7.2
10.2
14.1
Legacy projects
– Vaal River
0.3
9.1
9.4
8.7
– West Wits
0.1
1.0
1.1
0.7
– Other
0.6
–
0.6
0.7
ERGO
26.7
3.6
30.3
35.0
Nufcor
–
1.0
1.0
1.0
Continental Africa
238.5
125.8
364.3
231.2
Ghana
Iduapriem
28.8
15.5
44.3
35.1
Obuasi
107.3
36.6
143.9
63.6
Mpasatia (Bibiani pit)
8.6
–
8.6
7.7
Guinea
Siguiri
23.7
29.4
53.1
28.2
Mali
(1)
Morila
4.5
1.1
5.6
5.0
Sadiola
14.0
10.6
24.6
19.4
Yatela
6.4
8.0
14.4
13.2
Namibia
Navachab
1.3
2.0
3.3
3.0
DRC
Kilo
7.9
–
7.9
10.3
Tanzania
Geita
36.0
22.6
58.6
45.7
Australasia
27.8
14.2
42
38.2
Australia
Sunrise Dam
27.8
12.8
40.6
38.2
Tropicana
–
1.4
1.4
–
Americas
192.3
38
230.3
135.3
Argentina
Cerro Vanguardia
29.6
9.3
38.9
25.7
Brazil
AGA Brasil Mineração
63.0
18.9
81.9
57.3
Serra Grande
21.9
5.7
27.6
6.3
United States of America
Cripple Creek & Victor
77.0
4.1
81.1
46.0
Colombia
AGA Colombia SA
0.8
–
0.8
–
532.3
259.1
791.4
589.1
Less equity-accounted investments included above
(1)
(24.9)
(19.7)
(44.6)
(37.6)
507.4
239.4
746.8
551.5

P

Board and executive management
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
Non-executive chairman
Mr TT Mboweni (52)
BA, MA (Development Economics)
Chairman and independent non-executive director
Tito Mboweni was appointed to the board and as Chairman of
AngloGold Ashanti on 1 June 2010. He has a long and
outstanding record of public service. As Labour Minister from
1994 to 1998, Mr Mboweni was the architect of South Africa’s post-apartheid labour legislation which today continues to
provide the basis for the mutually respectful labour
relationships central to AngloGold Ashanti’s operational
approach in South Africa. He was the eighth Governor of the
South African Reserve Bank from 1999 to 2009, and
Chancellor of the University of the North from 2002 to 2005.
He is also non-executive chairman of Nampak Limited and an
international adviser to Goldman Sachs. Mr Mboweni is a
founder member of Mboweni Brothers Investment Holdings.
He is also chairman of the fund raising comittee of the Nelson
Mandela Children’s Hospital and a trustee and chairman of the finance committee of the Thabo Mbeki Foundation. He is
chairman of AngloGold Ashanti’s Nominations Committee and
is a member of the Investment, Financial Analysis and Party
Political Donations committees.
Executive directors
Mr M Cutifani (53)
BE (Mining Engineering)
Chief Executive Officer
Mark Cutifani was appointed to the board of AngloGold
Ashanti on 17 September 2007 and as Chief Executive Officer
on 1 October 2007. He is chairman of the Executive
Committee and a member of the Transformation and Human
Resources Development; Safety, Health and Sustainable
Development; Risk and Information Integrity; and Investment
Committees. Mark has considerable experience in mining,
having been associated with the industry since 1976. Prior to joining AngloGold Ashanti, he was Chief Operating Officer at
CVRD Inco, a Toronto-based company, where he was
responsible for Inco's global nickel business.
Mr S Venkatakrishnan (Venkat) (46)
BCom, ACA (ICAI)
Chief Financial Officer
Venkat joined AngloGold Ashanti on 1 July 2004, having been
Chief Financial Officer at Ashanti Goldfields Company Limited
(Ashanti) until that company's merger with AngloGold Limited in May 2004. He was appointed to the board on 1 August
2005, is a member of the Executive, Risk and Information
Integrity and Investment Committees and is invited to attend meetings of the Audit and Corporate Governance Committee.
Venkat has extensive financial experience, having been a
director in the reorganisation services division of Deloitte &
Touche in London prior to joining Ashanti in 2000. Venkat is a member of the audit committee of the World Gold Council and
has recently been appointed to the Financial Reporting
Investigation Panel, an advisory panel of the JSE.
Non-executive directors
Mr FB Arisman (67)
BA (Finance), MSc (Finance)
Independent non-executive director
Frank Arisman joined the board of AngloGold Ashanti on
1 April 1998. He is chairman of the Financial Analysis and
Investment Committees, and a member of the Safety,
Health and Sustainable Development, Audit and Corporate
Governance, Nominations, Risk and Information Integrity and
Remuneration Committees. Frank has a rich background
in management and finance through his experiences at
JP Morgan, New York, where he held various positions prior to his retirement.
Mr R Gasant (52)
CA (SA)
Independent non-executive director
Rhidwaan Gasant was appointed to the board of AngloGold
Ashanti on 12 August 2010. He is chairman of the Risk and
Information Integrity Committee and a member of the Audit
and Corporate Governance, Nominations and Financial
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AngloGold Ashanti Annual Integrated Report 2011
Board and executive management
Analysis Committees. He is the former Chief Executive Officer of Energy Africa Limited and sits on the board of international companies in the MTN Group.
Mrs NP January-Bardill (61)
BA (Education), MA (Applied Linguistics)
Independent non-executive director
Nozipho January-Bardill was appointed to the board of
AngloGold Ashanti on 1 October 2011 and is a member of the
Audit and Corporate Governance Committee. She recently
retired from the MTN Group where she served as an Executive
Director and spokesperson and on the boards of a number of
operations in the MTN footprint. She is former South African
Ambassador to Switzerland, and former Deputy Director
General, Human Capital Management and Head of the Foreign
Service Institute in the then Department of Foreign Affairs (now
DIRCO). She was reappointed a member of the UN Expert
Committee on the Elimination of Racism, Racial Discrimination,
Xenophobia and Related Intolerances for a four-year period
from 2012-2015 (previously from 2000-2008). She is currently the founder and executive director of Bardill & Associates, a consulting company focusing on strategic communications,
high-level government relations and stakeholder management.
Mr WA Nairn (67)
BSc (Mining Engineering)
Independent non-executive director
Bill Nairn was appointed to the board of AngloGold Ashanti
in 2000 as an alternate director and on 16 May 2001 as a
non-executive director. He chairs the Remuneration Committee and is a member of the Safety, Health and Sustainable
Development; Transformation and Human Resources
Development; Investment; Party Political Donations; Risk and
Information Integrity; and Nominations Committees. Bill, a
mining engineer, has considerable technical experience, having been the Group Technical Director of Anglo American plc until
2004 when he retired from the company. Having completed
the three-year cooling period, Bill is now considered an
Independent Non-executive Director of AngloGold Ashanti.
Prof LW Nkuhlu (67)
BCom, CA (SA), MBA (New York University)
Independent non-executive director
Wiseman Nkuhlu was appointed to the board on 4 August
2006. He has been the chairman of the Audit and Corporate
Governance Committee since 5 May 2007, having served as
deputy chairman from 4 August 2006. He also serves as a
member of the Financial Analysis; Risk and Information
Integrity; Safety, Health and Sustainable Development;
Nominations, Party Political Donations; and Remuneration
Committees. Wiseman, a respected South African academic,
educationist, professional and business leader, served as
Economic Adviser to the former President of South Africa, Mr
Thabo Mbeki, and as Chief Executive of the Secretariat of the
New Partnership for Africa's Development (NEPAD) from 2000
to 2005. From 1989 to 2000, he served as a director on a
number of major South African companies, including Standard
Bank, South African Breweries, Old Mutual, Tongaat Hulett,
BMW and JCI. Wiseman was President of the South African
Institute of Chartered Accountants from 1998 to 2000 and
Principal and Vice Chancellor of the University of Transkei from
1987 to 1991. He is also a member of the board of Datatec
Limited. He was elected President of the Geneva-based
International Organization of Employers (IOE) in May 2008
for a period of two years. He is a member of the Financial
Crisis Advisory Group of the International Accounting
Standards Board (IASB) and the Financial Accounting
Standards Board (FASB).
Mr F Ohene-Kena (75)
MSc (Engineering), DIC and ACSM
Independent non-executive director
Ferdinand (Fred) Ohene-Kena was appointed to the board of
AngloGold Ashanti on 1 June 2010. He is the former Ghanaian
Minister of Mines and Energy and is currently a member of the
Ghana Judicial Council. He is the chairman of the Ghana
Minerals Commission and a member of the President’s
Economic Advisory Council. Mr Ohene-Kena is a member
of the Safety, Health and Sustainable Development;
Transformation and Human Resources Development; and
Nominations Committees.
Mr SM Pityana (52)
BA (Hons) (Essex), MSc (London), Dtech (Honoris) (Vaal
University of Technology)
Independent non-executive director
Sipho Pityana joined the board of AngloGold Ashanti on
13 February 2007. He is the chairman of the Safety, Health and
Sustainable Development Committee and is a member of the
Remuneration, Party Political Donations, Investment,
Nominations, Financial Analysis, Risk and Information Integrity
and the Transformation and Human Resources Development
Committees. Sipho has extensive experience in management
and finance, and has occupied strategic roles in both the
public and private sectors, including that of Director General of the national departments of both labour and foreign affairs.
He was formerly a senior executive of Nedbank Limited and is currently the Executive Chairman of Izingwe Holdings
(Proprietary) Limited, a local empowerment group and a
significant investor in mining, engineering, infrastructure and logistics, and AngloGold Ashanti’s BEE partner. He serves as a
Non-executive Director on the boards of several other South
African companies.
Mr RJ Ruston (61)
MBA, Business, BE (Mining)
Independent non-executive director
Rodney Ruston was appointed to the board of AngloGold
Ashanti on 1 January 2012. Rodney, a mining engineer,
has over 35 years of experience in the resources industry.
He is currently the President and CEO of North American
Energy Partners, a large Canadian mining and construction
contracting company listed on the NYSE and the TSX.
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Executive management
– at 31 December 2011
Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
Executive management
Ms I Boninelli (55)
MA (Psychology), post-graduate diploma in Labour
Relations
Executive Vice President – People and Organisational
Development
Italia Boninelli joined AngloGold Ashanti on 15 October 2010 as Senior Vice President: Human Resources, Strategy and
Change Management and was appointed to the Executive
Committee on 1 December 2011 where she is responsible for
the company’s people strategy, transformation and change
management initiatives. Italia has more than 25 years’
experience in human resources, marketing communications,
customer relationship management and business transformation, in a variety of industries including mining, manufacturing,
healthcare and banking. She is a registered industrial
psychologist with the Health Professions Council of South
Africa, holds a masters degree in psychology and a post-
graduate diploma in labour relations.
Dr CE Carter (49)
BA (Hons), DPhil, EDP
Executive Vice President – Business Strategy
Charles Carter has worked in the mining industry in South
Africa and the United States since 1991, in a range of
corporate roles with Anglo American Corporation, RFC
Corporate Finance and AngloGold Ashanti. He was appointed
Executive Vice President – Business Strategy in December
2007 and is currently responsible for corporate strategy and business planning, risk management, investor relations and
Project ONE implementation.
Mr RN Duffy (48)
BCom, MBA
Executive Vice President – Continental Africa
Richard Duffy joined Anglo American in 1987 and in 1998 was
appointed Executive Officer and Managing Secretary of
AngloGold. In November 2000, he was appointed Head of
Business Planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005, this role was expanded to include greenfields exploration. He was
appointed to the Executive Committee in August 2005.
Richard was appointed Executive Vice President – Continental
Africa in July 2008.
Mr GJ Ehm (55)
BSc Hons, MAusIMM, MAICD
Executive Vice President – Australasia
Graham Ehm has, since 1979, gained diverse experience in
mine operations and project management, covering the nickel, phosphate, copper, uranium and gold sectors. He was
appointed General Manager of Sunrise Dam gold mine in
2000, Regional Head – Australia in 2006 and Executive Vice
President – Australasia in December 2007. He assumed the
role of Executive Vice President – Tanzania on 1 June 2009
and during August 2010, resumed the position of Executive
Vice President – Australasia.
Mr RW Largent (51)
BSc (Mining Engineering), MBA
Executive Vice President – Americas
Ron Largent has been with AngloGold Ashanti since 1994.
He has served on the board of directors for the Colorado
Mining Association, California Mining Association and Nevada
Mining Association. In 2001, he was appointed General
Manager of the Cripple Creek & Victor gold mine and took up
his current role as Executive Vice President – Americas in
December 2007.
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AngloGold Ashanti Annual Integrated Report 2011
Executive management
Mr RL Lazare (55)
BA, HED, DPLR, SMP
Executive Vice President
Robbie Lazare joined Anglo American Gold and Uranium
Division in 1982, working in a variety of management
posts until 1999 when he was appointed General Manager
of TauTona. In December 2004, he was appointed an
Executive Officer with responsibility for South African
operations and in July 2008, Executive Vice President –
Human Resources. From 17 November 2009, Robbie was
assigned to lead a strategy review of the South African
operations and is now responsible for the South Africa region.
Mr MP O'Hare (52)
BSc Engineering (Mining)
Executive Vice President – South Africa
Mike O’Hare joined Anglo American in 1977, and has held a
number of positions at various gold mining operations within the group. His roles have included General Manager of
Kopanang (1993), Great Noligwa (2003), Head of Mining and
Mineral Resource Management Underground (2006), Vice
President: Technical Support (2008), Senior Vice President:
Operations and Business Planning for South Africa (2010), and
in 2011, he was appointed Executive Vice President –
South Africa.
Mr AM O’Neill (54)
BSc Engineering (Mining), MBA
Executive Vice President – Business and Technical
Development
Tony O’Neill joined AngloGold Ashanti in July 2008 as
Executive Vice President – Business and Technical
Development, having consulted to the company prior to this on its asset portfolio strategy. His extensive career in mining since
1978 included the roles of Executive – Operations at Newcrest
Mining Limited and Executive General Manager for gold at
Western Mining Corporation.
Ms ME Sanz (46)
BCom LLB, H Dip Tax, Admitted Attorney
Group General Counsel
Maria (Ria) Sanz joined AngloGold Ashanti in June 2011
having worked in a number of industries and major
corporate organisations. She has held legal roles at Investec
Bank, Basil Read, Afrox and Sappi. She was also Group
Head of Sustainability at Sappi. She is responsible for Group legal services as well as compliance and company
secretarial functions.
Ms YZ Simelane (46)
BA LLB, FILPA, MAP, EMPM
Senior Vice President – Corporate Affairs
Yedwa Simelane joined AngloGold Ashanti in November 2000
from the Mineworkers' Provident Fund where she was the
senior manager of the Fund. She was appointed an executive
officer in May 2004 and Vice President – Government
Relations in July 2008. In November 2009, she was appointed
Senior Vice President – Corporate Affairs with responsibility for government relations, corporate communications, marketing
and the sustainability report.
Company secretary
Ms L Eatwell (57)
FCIS, FCIBM
Lynda Eatwell joined AngloGold Ashanti in 2000 as Assistant
Company Secretary and was appointed Company Secretary in
December 2006. She is responsible for ensuring statutory
compliance and corporate governance requirements by
AngloGold Ashanti and its subsidiaries. She also advises
members of the board on their duties and responsibilities
as directors.
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Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
Summarised corporate governance and
remuneration report
Corporate governance structure
AngloGold Ashanti has developed a governance structure that is effective in managing an entity of such geographic diversity and scale. AngloGold Ashanti is headquartered in Johannesburg and is the ultimate holding company of several subsidiaries located in South Africa and in the countries in which it operates. A number of its non-South African subsidiaries are managed by its off-shore subsidiary, AngloGold Ashanti Holdings PLC, based in the Isle of Man. Operationally, the group comprises four regions, namely, South Africa, Continental Africa, Australasia and the
Americas. Each region is headed by an executive vice president and day-to-day operational matters are the responsibility of local mine management.
The governance of the company is guided by internal policies and external laws, rules, regulations and best practice
guidelines as detailed in the corporate governance structure alongside. Internal policies and external legislation, regulations, codes and guidelines are detailed on the corporate website at
www.anglogoldashanti.com/sustainability, under Corporate
Governance and Policies.
Please refer to the Annual Financial Statements for a more
comprehensive report on corporate governance.
Board committees
The board has established and delegated specific roles and
responsibilities to 10 standing committees, including the
Executive Committee, to assist it in the discharge of its duties and responsibilities. The terms of reference of each committee are approved by the board and reviewed annually or as necessary.
All committees, except the Executive Committee, are chaired
by independent non-executive directors and the following
committees are composed of non-executive directors only –
Audit and Corporate Governance, Nominations, Remuneration
and Financial Analysis.
All committees meet quarterly in accordance with their terms of reference, except the Party Political Donations, Nominations and Financial Analysis Committees which meet on a need-to
basis. Members of the Executive Committee and other
management attend meetings of the various committees as
and when necessary. During 2011, all committees held the
minimum number of meetings as required and discharged their
duties as prescribed by their terms of reference.
The composition of each committee, the number and attendance at meetings are discussed in the Annual Financial Statements.
Remuneration
The Remuneration Policy applies to all AngloGold Ashanti
operations globally and sets out policies and parameters
relating to the establishment and application of employee
rewards. In determining employee rewards, AngloGold Ashanti
takes into consideration:
•
AngloGold Ashanti’s strategy, business objectives and
company values;
•
Overall business performance;
•
The skills required and how the company attracts and retain
these employees to best deliver the objectives of AngloGold
Ashanti;
•
The relevant labour markets within which the company
operates;
•
The wage differentials between the top and bottom levels of
the organisation (‘wage gap’); and
•
Trade unions and the relationships and requirements which
the company has in negotiations to ensure that all
employees are fairly treated.
In order to address these considerations and to ensure that
employees feel that they are equitably rewarded for their input
AngloGold Ashanti applies the following framework:
•
A pay curve designed according to the applicable
Stratum/grade and substratum;
•
Pay for performance, differentiation in pay according to an
employee’s deliverables;
•
Internal equity; and
•
Market benchmarking using the AngloGold Ashanti principle
of positioning guaranteed pay at the median of the
applicable markets.
The policy should be followed and applied in conjunction with any local AngloGold Ashanti practices and government
legislation.
Reward components include a base salary, short-term
incentives, long-term incentives and employee benefits and
allowances.
AngloGold Ashanti is in the process of moving from the
administration of compensation into pay ranges developed
around the requisite-based Stratum structure and away from
the previously employed Paterson job evaluation system.
Currently this is complete down to Stratum IV and will progress through the organisation to all employees not covered by a
collective bargaining unit or union. Where compensation
administration arrangements are negotiated with employee
representatives/trade unions and AngloGold Ashanti is

P

AngloGold Ashanti Annual Integrated Report 2011
Governance and remuneration
involved with multi-employer agreements, this may only take
place after the required negotiation.
For further details on AngloGold Ashanti’s remuneration policy, see the Annual Financial Statements.
The composition of each committee, the number and
attendance at meetings are discussed in the Annual Financial
Statements.
Internal assurance:
combined
assurance
External assurance
Competent persons:
resources and
reserves
SOX compliance
Risk management
Disclosures
Committee
Board committees
Board of directors
JSE Listings Requirements
Companies Act 71, of 2008
Sarbanes-Oxley Act, 2002
King Report on Corporate Governance
(King III)
Employment Equity Act of South Africa
Anti-corruption legislation – UK, South
Africa and US
Environmental laws of operational
jurisdictions
Labour laws of operational jurisdictions
Regulations
§
Assurance
Board charter
Directors’ induction policy
Declaration of interests policy
Board committees terms of reference
Code of business principles and ethics
Delegation of authority policy
Insider trading policy
Compliance policy
Risk management policy
Risk management framework
Gift policy
Disclosures policy
Code of ethics for senior financial officers
Environmental and community policy
HIV/AIDS policy
Directors’ dealings in AngloGold
Ashanti securities
Procurement policy
Group policies
§
*
Committee chairman
§
Not a comprehensive list
Subsequent to year-end, Mr RJ Ruston was appointed to the board, as an independent non-executive director.
Global IT Steering
Committee
Audit and Corporate
Governance
Committee
LW
LW Nkuhlu (Prof)
Nkuhlu (Prof)
*
FB Arisman
R Gasant
NP January-Bardill
Safety, Health and
Sustainable
Development
Committee
FB Arisman
M Cutifani
WA Nairn
F Ohene-Kena
SM Pityana
*
Risk and Information
Integrity Committee
R Gasant
*
FB Arisman
M Cutifani
WA Nairn
LW Nkuhlu (Prof)
SM Pityana
S Venkatakrishnan
Nominations
Committee
TT Mboweni
*
FB Arisman
R Gasant
WA Nairn
LW Nkuhlu (Prof)
F Ohene-Kena
SM Pityana
Executive Committee
M Cutifani
*
I Boninelli
CE Carter (Dr)
ff
RN Du y
GJ Ehm
R Largent
RL Lazar
MP O’Hare
e
AM O’Neill
ME Sanz
YZ Simelane
S Venkatakrishnan
Transformation and
Human Resources
Development
Committee
M Cutifani
WA Nairn
F Ohene-Kena
SM Pityana
Investment
Committee
FB Arisman
*
S Venkatakrishnan
M Cutifani
TT Mboweni
WA Nairn
SM Pityana
Remuneration
Committee
SM Pityana
NP January-Bardill
FB Arisman
LW Nkuhlu (Prof)
Party Political
Donations Committee
M Cutifani
TT Mboweni
*
WA Nairn
LW Nkuhlu (Prof)
SM Pityana
Financial Analysis
Committee
FB Arisman
*
R Gasant
TT Mboweni
LW Nkuhlu (Prof)
SM Pityana
TT Mboweni
*
WA Nairn
*
TT Mboweni
Non-executive directors
TT Mboweni (Chairman)
FB Arisman
NP January-Bardill
R Gasant
WA Nairn
LW Nkuhlu (Prof)
F Ohene-Kena
SM Pityana
Executive directors
(Chief executive officer)
M Cutifani
(Chief financial officer)
S Venkatakrishnan
Corporate governance structure at 31 December 2011

P

Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
AngloGold Ashanti’s suite of 2011 annual reports have been
reviewed and assured as follows:
Integrated Annual Report
•
The Integrated Annual Report for the year ended
31 December 2011, which was recommended by the Audit
and Corporate Governance Committee for approval by
the board, was approved by the board of directors on
16 March 2012.
Annual Financial Statements 2011
•
The Annual Financial Statements for the year ended
31 December 2011 were approved by the board of directors
on 16 March 2012.
•
In accordance with Section 29(1)(e)(ii) of the Companies Act,
No 71 of 2008, the Annual Financial Statements for AngloGold
Ashanti Limited, for the year ended 31 December 2011, have
been audited by Ernst & Young Inc., the company’s
independent external auditors, whose unqualified audit report can be found in the Annual Financial Statements.
The financial statements have been prepared by the
corporate reporting staff of AngloGold Ashanti Limited,
headed by Mr John Edwin Staples, the group’s Chief
Accounting Officer. This process was supervised by
Mr Srinivasan Venkatkrishnan, the group’s Chief Financial
Officer.
Mineral Resource and Ore Reserve
Report 2011
•
The Mineral Resource and Ore Reserve information as
included in the Integrated Annual Report and Annual
Financial Statements were approved by the board of
directors on 16 March 2012.
•
The chairman of the Mineral Resource and Ore Reserve
Steering Committee assumes responsibility for the Mineral
Resource and Ore Reserve Report 2011.
Sustainability Report 2011
•
The Sustainability Report 2011 was approved by the board
of directors on 16 March 2012.
•
Independent assurance in respect of the Sustainability
Report 2011 was provided by Ernst & Young Inc.
Approvals and assurances

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AngloGold Ashanti Annual Integrated Report 2011
Shareholder diary and information
Shareholders’ diary
Financial year-end
31 December
Annual Financial Statements
published on or about
4 April 2012
Annual general meeting
11:00 SA time
10 May 2012
Quarterly reports
Released on or about
– Quarter ended 31 March 2012
10 May 2012
– Quarter ended 30 June 2012
7 August 2012
– Quarter ended 30 September 2012
8 November 2012
– Quarter ended 31 December 2012
14 February 2013
Dividends
Last date to trade
ordinary shares
Payment date
Payment date
Dividend number
Declared
cum dividend
to shareholders
to ADS holders
2011 Final – number 112
15 February 2012
2 March 2012
16 March 2012
26 March 2012
2012 Q2 Interim – number 113*
*Early May 2012
*Late May 2012
*Early June 2012
*Late June 2012
2012 Q3 Interim – number 114*
*Early August 2012
*Late August 2012      *Early September 2012        *Late September 2012
2012 Q4 Interim – number 115*          *Early November 2012       *Late November 2012
*Early December 2012
*Late December 2012
* Proposed, subject to board approval.
Shareholder diary and information
Dividend policy
Dividends are proposed by and approved by the board of
directors of AngloGold Ashanti, based on the company’s
financial performance. Dividends are recognised when
declared by the board of directors of AngloGold Ashanti.
During the third quarter of 2011, the company changed the
timing of dividend payments to quarterly rather than half-
yearly. AngloGold Ashanti expects to continue to pay
dividends, although there can be no assurance that
dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of
future dividends will depend upon the board's ongoing
assessment of AngloGold Ashanti's earnings and cashflow,
after providing for capital expenditure and long-term growth, cash/debt resources, compliance with the solvency and
liquidity requirements of the Companies Act of 2008, the
amount of reserves available for dividend, based on the going concern assessment, and restrictions placed by the
conditions of the convertible bonds, other debt facilities,
protection of the investment grade rating and other factors.
Withholding tax
On 21 February 2007, the South African government
announced that a 10% withholding tax on dividends and other
distributions payable to shareholders would be implemented.
In his budget speech on 22 February 2012, the South African
Minister of Finance announced that the withholding tax on
dividends and other distributions payable to shareholders will be increased from 10% to 15% effective 1 April 2012.
This withholding tax replaces the Secondary Tax on Companies and although this may reduce the tax payable by AngloGold
Ashanti’s South African operations, thereby potentially
increasing distributable earnings, the withholding tax on
dividends and other distributions will generally reduce the
amount of dividends or other distributions received by
AngloGold Ashanti shareholders, subject to certain exceptions.
The method for the collection of this withholding tax will be communicated to shareholders in due course.

P

Introduction
Overview and strategy
Performance in 2011
Future outlook
Governance
Annual general meeting
AngloGold Ashanti will be holding its 68th Annual General
Meeting of shareholders in The Auditorium, 76 Jeppe street,
Newtown, Johannesburg, South Africa on Thursday, 10 May
2012, at 11:00 (South African time).
The Notice of Meeting will be posted to shareholders entitled to receive same on or about 31 March 2012. Copies of the
notice of meeting, complete with proxy form and voting
instruction forms can be accessed from the company’s
website www.aga-reports.com or are obtainable from
companysecretary@anglogoldashanti.com.
Shareholders on the South African register who have
dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own
names in the sub-register maintained by their CSDP) and who
wish to attend the annual general meeting to be held on
10 May 2012 in person, will need to request their CSDP or
broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the
CSDP or broker.
Voting rights
The South African Companies Act 71 of 2008 (as amended)
provides that if voting is by a show of hands, any person
present and entitled to exercise voting rights has one vote, irrespective of the number of voting rights that person would otherwise be entitled to. If voting is taken by way of poll, any shareholder who is present at the meeting, whether in person or by duly appointed proxy, shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy. Options
granted in terms of the share incentive scheme do not carry
rights to vote.
Change of details
Shareholders are reminded that the onus is on them to keep
the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars.
Similarly, where shareholders received dividend payments
electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.
Annual reports
Should you wish to receive a printed copy of AngloGold
Ashanti’s 2011 annual reports, please request same from the
contact persons listed at the end of this report or from the company’s website.
Shareholder diary and information
continued

AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN:
ZAE000043485
JSE:                                                                                 ANG
LSE:                                                                                 AGD
NYSE:                                                                                AU
ASX:
AGG
GhSE (Shares):
AGA
GhSE (GhDS):
AAD
JSE Sponsor:
UBS
Auditors:
Ernst & Young Inc.
Offices:
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
St James’s Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors:
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan
*
§
*(Chief Financial Officer)
Non-Executive
T T Mboweni
†
(Chairman)
F B Arisman #
R Gasant
†
Ms N P January-Bardill
†
W A Nairn
†
Prof L W Nkuhlu
†
F Ohene-Kena +
S M Pityana
†
R J Ruston ~
* British
# American
§
Indian
~ Australian
†
South African
+ Ghanaian
Officers
Company Secretary: Ms L Eatwell
Investor Relations Contacts:
South Africa
Michael Bedford
Telephone: +27 11 637 6273
Mobile: +27 82 374 8820
E-mail: mbedford@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company Secretarial E-mail
Companysecretary@AngloGoldAshanti.com
AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the
“Investors” tab on the main page. This information is updated regularly.
Investors should visit this website to obtain important information about
AngloGold Ashanti.
Administration
5096/11

PURE GOLD
www.anglogoldashanti.com
Download the full
Annual Integrated
Report 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 11, 2012
By:
/s/ L Eatwell
Name:   L EATWELL
Title:      Company Secretary